PASSIONATE PEOPLE

HELPING DETERMINED SMALL BUSINESSES.



10010377



USTA







Constant Contact
2009 Annual Report



"Constant Contact has taken our business to the next level. Our online business has soared thanks to Constant Contact."

- **Meagan Murphy,**
Bella of Cape Cod, Hyannis, MA

Steady Growth



Revenue
Customers
$40 M
$35 M
$30 M
$25 M
$20 M
$15 M
$10 M
$5 M
$0
350 K
300 K
250 K
200 K
150 K
100 K
50 K
0 K
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2006
2007
2008
2009
Revenue
Customers

Industry Recognition

"Best Overall Company"
2009 Stevie®, American Business Awards

"Executive of the Year"
CEO, Gail Goodman
2009 Stevie®, American Business Awards

"WSI Outstanding Achievement in Customer Satisfaction"
2009 Franchise Awards

"153rd Fastest Growing Company"
Deloitte's Technology Fast 500 list – 2009

"Mass High Tech All-Star"
CEO, Gail Goodman – 2009

2009 at a Glance

April
Open our second sales and support office in Loveland, Colorado.

Announce *AppConnect™* to extend email marketing access to small business application providers.

June
Conduct the *Small Business Attitudes & Outlook Survey* which shows that 70% of small businesses anticipate growth in 2009.

August
Reach 300,000 customers milestone.

Hire our 500th employee.

September
Offer plug-in for Salesforce.com®.

October
Announce the launch of our third product, *Event Marketing*.

Release *The Constant Contact Guide to Email Marketing*, written by Eric Groves.

November
Release *QuickView* for the iPhone™.

December
Surpass 25,000 Online Survey customers.

*In our letter to stockholders, we use the terms adjusted EBITDA margin and free cash flow. These terms are non-GAAP financial measures. The reconciliation of these non-GAAP financial measures to the nearest comparable GAAP measure can be found in our Current Report on Form 8-K furnished to the SEC on February 4, 2010.


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS
AND
PROXY STATEMENT

Date: June 3, 2010
Time: 10:00 a.m. central time
Place: 2901 Butterfield Road
Oak Brook, Illinois 60523

Inland Diversified Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(800) 826-8228

**Notice of Annual Meeting of Stockholders
to be held
June 3, 2010**

Dear Stockholder:

Our annual stockholders' meeting will be held on June 3, 2010, at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road in Oak Brook, Illinois 60523. At our annual meeting, we will ask you to:

- elect seven directors;
- ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and
- transact any other business that may be properly presented at the annual meeting.

If you were a stockholder of record at the close of business on March 31, 2010, you may vote in person at the annual meeting and any postponements or adjournments of the meeting. A list of these stockholders will be available at our offices before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope, or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented whether or not you attend the annual meeting.

By order of the Board of Directors,



Cathleen M. Hrtanek
Secretary

April 14, 2010

TABLE OF CONTENTS

This proxy statement contains information related to the annual meeting of stockholders to be held June 3, 2010, beginning at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road, Oak Brook, Illinois 60523, and at any postponements or adjournments thereof. This proxy statement is being mailed to stockholders on or about April 14, 2010.

INFORMATION ABOUT THE ANNUAL MEETING

Information About Attending the Annual Meeting

The board of directors of Inland Diversified Real Estate Trust, Inc. (referred to herein as the "Company," "we," "our" or "us"), a Maryland corporation, is soliciting your vote for the 2010 annual meeting of stockholders. At the meeting, you will be asked to:

- elect seven directors;
- ratify the selection of KPMG LLP (sometimes referred to herein as "KPMG") as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and
- transact any other business that may be properly presented at the annual meeting.

The board of directors recommends that you vote "for" on each proposal. If you own shares of common stock in more than one account, such as individually and jointly with your spouse, you may receive more than one set of these materials. Please make sure to vote all of your shares. This proxy statement summarizes information we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC"). If you plan on attending the annual meeting of stockholders in person, please contact Ms. Roberta S. Matlin, our vice president, at (800) 826-8228 so that we can arrange for sufficient space to accommodate all attendees.

Information About Voting

Holders of our common stock at the close of business on March 31, 2010 (the "Record Date") are entitled to receive this notice and to vote their shares at the annual meeting. As of the Record Date, there were 6,988,345 shares of our common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

Your vote is needed to ensure that the proposals can be acted upon. Unlike most public companies, no large brokerage houses or affiliated groups of stockholders own substantial blocks of our shares. As a result, a large number of our stockholders must be present in person or by proxy at the annual meeting. Therefore, your vote is very important, even if you own a small number of shares. Your immediate response will help avoid potential delays and may save us significant additional expense associated with soliciting stockholder votes. We welcome your attendance at the meeting.

As the holder of record for your shares, you may vote in person or by granting us a proxy to vote on each of the proposals. You may vote by proxy in any of the following ways:

- *by mail*: sign, date and return the proxy card in the enclosed envelope;
- *via telephone*: dial (888) 426-7019 and follow the instructions provided on the proxy card; or
- *via the Internet*: go to www.proxyvoting.com/indiv and follow the instructions provided on the proxy card.

If you return your proxy card but do not indicate how your shares should be voted, they will be voted "for" in accordance with the board's recommendation for each proposal.

If you grant us a proxy, you may nevertheless revoke your proxy at any time before it is exercised by: (1) sending written notice to us, Attention: Ms. Roberta S. Matlin, vice president; (2) providing us with a later-dated proxy; or (3) attending the annual meeting in person and voting your shares. Merely attending the annual meeting, without further action, will not revoke your proxy.

Information Regarding Tabulation of the Vote

We have hired Morrow & Co., Inc. to solicit proxies on our behalf. In addition, Morrow & Co, Inc. will tabulate all votes cast at the annual meeting and will act as the inspector of election.

Quorum Requirement

The presence, in person or by proxy, of stockholders holding 50% or more of the shares of our common stock outstanding is necessary to constitute a "quorum." There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit a properly executed proxy card, even if you abstain from voting or do not give instructions for voting, then your shares will be considered present for purposes of establishing a quorum.

Information About Votes Necessary for Action to be Taken

The affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting, is required to elect a director. A properly executed proxy marked "withhold authority" will be counted for purposes of establishing a quorum, but will have the effect of a vote against each nominee for director.

The affirmative vote of a majority of the votes cast at the annual meeting, is required to ratify KPMG as our independent registered public accounting firm. For the proposal with respect to KPMG, a properly executed proxy marked "abstain" will not be voted and will not be counted in determining the number of votes cast for the proposal, although it will be counted for purposes of establishing a quorum.

Costs of Proxies

We will bear all costs and expenses incurred in connection with soliciting proxies. Our directors and executive officers, as well as the employees of our business manager, Inland Diversified Business Manager & Advisor, Inc. (sometimes referred to herein as the "Business Manager"), also may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means. These individuals will not receive any additional compensation for these activities, but may be reimbursed by us for their reasonable out-of-pocket expenses. In addition, we have hired Morrow & Co., Inc. to solicit proxies on our behalf. We will pay Morrow a fee of up to $5,000 plus a fee equal to $5.50 for each stockholder solicited by telephone and any out-of-pocket expenses for soliciting proxies.

Other Matters

We are not aware of any other matter to be presented at the annual meeting. Generally, no business aside from the items discussed in this proxy statement may be transacted at the meeting. If, however, any other matter properly comes before the annual meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion.

Important Notice Regarding the Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on June 3, 2010. This proxy statement, the proxy card and our annual report to stockholders for the year ended December 31, 2009 are available on our website at www.inlanddiversified.com. Additional copies of this proxy statement, our annual report to stockholders or our Annual Report on Form 10-K for the year ended December 31, 2009 will be furnished to you, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations. If requested by stockholders, we also will provide copies of exhibits to our Annual Report on Form 10-K for the year ended December 31, 2009 for a reasonable fee.

All of the reports, proxy materials and other information that we file with the SEC also can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

STOCK OWNERSHIP

Stock Owned by Certain Beneficial Owners and Management

Based on a review of filings with the SEC, the following table shows the amount of common stock beneficially owned (unless otherwise indicated) by (1) persons that beneficially own more than 5% of the outstanding shares of our common stock; (2) our directors and each nominee for director; (3) our executive officers; and (4) our directors and executive officers as a group. All information is as of March 31, 2010.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Robert D. Parks, Director and Chairman of the Board	-	-
Lee A. Daniels, Independent Director	3,409	*
Donald J. Figura, Independent Director	3,411 (3)	*
Gerald W. Grupe, Independent Director	-	-
Brenda G. Gujral, Director	-	-
Barry L. Lazarus, Director and President	-	-
Charles H. Wurtzebach, Independent Director	-	-
Roberta S. Matlin, Vice President	-	-
Steven T. Hippel, Treasurer and Chief Accounting Officer	-	-
Cathleen M. Hrtanek, Secretary	-	-
All Directors and Officers as a group (ten persons)	6,820	*

* Less than 1%

(1) The business address of each person listed in the table is c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

(2) All fractional ownership amounts have been rounded to the nearest whole number.

(3) Mr. Figura shares voting and dispositive power over all 3,411 shares, which are owned by his spouse through her individual IRA.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires each director, officer and individual beneficially owning more than 10% of our common stock to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2009, or written representations that no additional forms were required, we believe that all of our officers and directors and persons that beneficially own more than 10% of the outstanding shares of our common stock complied with these filing requirements in 2009.

Interest of Certain Persons in Matters to Be Acted On

No director, executive officer, nominee for election as a director or associate of any director, executive officer or nominee has any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the annual meeting.

CORPORATE GOVERNANCE PRINCIPLES

Independence

Our business is managed under the direction and oversight of our board. The members of our board are Lee A. Daniels, Donald J. Figura, Gerald W. Grupe, Brenda G. Gujral, Barry L. Lazarus, Robert D. Parks and Charles H. Wurtzebach. As required by our charter, a majority of our directors must be "independent." As defined by our charter, an "independent director" is a person who: (1) is not directly or indirectly associated, and has not been directly or indirectly associated within the two years prior to becoming an independent director, with our sponsor, Inland Real Estate Investment Corporation ("IREIC"), our Business Manager or any of their affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with or as an officer or director of IREIC, our Business Manager or any of their affiliates; (2) has not served, or is not serving as directors for more than three REITs originated by IREIC or advised by the Business Manager or any of its affiliates; and (3) performs no other services for the Company, except as director.

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the New York Stock Exchange ("NYSE") or any other national securities exchange, our board has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).

Consistent with these considerations, after a review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our management and our independent registered public accounting firm, the board has determined that Messrs. Daniels, Figura, Grupe and Wurtzebach qualify as independent directors.

Board Leadership Structure and Risk Oversight

We have separated the roles of the president and chairman of the board in recognition of the differences between the two roles. Mr. Lazarus, in his role as both our president and the president of our Business Manager, is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company. Mr. Parks, as chairman of the board, organizes the work of the board and ensures that the board has access to sufficient information to carry out its functions. Mr. Parks presides over meetings of the board of directors and stockholders, establishes the agenda for each meeting and oversees the distribution of information to directors.

Although we do not have a lead independent director, our board of directors believes that the current structure is appropriate, as the Company has no employees and is externally managed by our Business Manager. Our board believes that it is able to effectively provide independent oversight of our business and affairs, including risks facing the Company, without a lead independent director through the composition of our board of directors, the strong leadership of the independent directors and the independent committees of our board. Each director is an equal participant in decisions made by the full board of directors. Our full board of directors, including a majority of our independent directors not otherwise interested in the transactions, is responsible for approving all transactions between us and our Business Manager or its affiliates and for approving the compensation paid to our Business Manager and its affiliates as reasonable in relation to the nature and quality of services to be performed. In addition, each board member is kept apprised of our business and developments impacting our business and has complete and open access to the members of our management team, our Business Manager and our real estate managers, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC (collectively, our "Real Estate Managers").

Our board of directors oversees our stockholders' interest in the long-term health and the overall success of the Company and its financial strength. The full board is actively involved in overseeing risk management for the Company. Our board of directors oversees risk through: (1) its review and discussion of regular periodic reports to the board of directors and its committees, including management reports and studies on existing market conditions, leasing activity and property operating data, as well as actual and projected financial results, and various other matters relating to our business; (2) the required approval by the board of directors of all transactions, including, among others, acquisitions and dispositions of properties, financings and our agreements with our Business Manager, our Real Estate Managers and the ancillary service providers; (3) the oversight of our business by the audit and nominating and corporate governance committees; and (4) regular periodic reports from our independent public accounting firm and other outside consultants regarding various areas of potential risk, including, among others, those relating to the qualification of the Company as a REIT for tax purposes and our internal control over financial reporting. In addition, our board has adopted a policy prohibiting certain transactions with entities sponsored by, or affiliated with, IREIC, as described in more detail under "Executive Compensation – Policies and Procedures with Respect to Related Party Transactions" below.

Communicating with Directors

Stockholders wishing to communicate with our board and the individual directors may send communications by letter, e-mail or telephone, in care of our corporate secretary, who will review and forward all correspondence to the appropriate person or persons for a response.

Our non-retaliation policy, also known as our "whistleblower" policy, prohibits us from retaliating or taking any adverse action against our employees, or the employees of our Business Manager or its affiliates, for raising a concern, including concerns about accounting, internal controls or auditing matters. Employees preferring to raise their concerns in a confidential or anonymous manner may do so by contacting our compliance officer at (630) 218-8000. A complete copy of our non-retaliation policy may be found on our website at www.inlanddiversified.com under the "Corporate Governance" tab.

Committees of our Board of Directors

Our board has formed an audit committee and a nominating and corporate governance committee. Each committee is comprised of three independent directors, Messrs. Daniels, Figura and Wurtzebach, and each committee has adopted a written charter, which is available on our website at www.inlanddiversified.com under the "Corporate Governance" tab.

Audit Committee. The audit committee assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent registered public accounting firm; (4) the adequacy of our internal controls; and (5) the performance of our independent registered public accounting firm. The report of the committee is included in this proxy statement. Mr. Figura serves as the chairman of this committee. The board has determined that Mr. Figura qualifies as an "audit committee financial expert" as defined by the SEC.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee, of which Mr. Daniels serves as chairman, is responsible for recommending individuals to the board for nomination as members of the board and its committees and develops and developing and recommending corporate governance guidelines. The committee considers all qualified candidates identified by members of the committee, by other members of the board of directors, by management and by stockholders. In recommending candidates for director positions, the committee takes into account many factors and evaluates each director candidate in light of, among other things, the candidate's knowledge, experience, judgment and skills such as an understanding of the real estate industry or brokerage industry or accounting or financial management expertise. Other considerations include the candidate's independence from conflict with the Company and the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of effort in preparation for those meetings. The committee also focuses on persons actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. A majority of our directors must be independent, as defined in our charter. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire the type of assets we acquire. The committee also considers diversity in its broadest sense, including persons diverse in geography, gender and ethnicity as well as representing diverse experiences, skills and backgrounds. The committee evaluates each individual candidate by considering all aforementioned factors as a whole, favoring active deliberation rather than the use of rigid formulas to assign relative weights to these factors.

With respect to nominees recommended by stockholders, recommendations must be submitted in accordance with the procedures specified in Article II, Section 9 of our bylaws. Generally, this requires that the stockholder send certain information about the nominee to our secretary between 90 and 120 days prior to the first anniversary of the annual meeting held in the prior year. The nominees to be considered for membership to the board of directors at this 2010 annual meeting were nominated and approved by the committee and the full board on April 14, 2010.

Other Committees. Our board does not have a designated compensation committee or a charter that governs the compensation process. Instead, the full board of directors performs the functions of a compensation committee, including reviewing and approving all forms of compensation for our independent directors. In addition, our independent directors determine, at least annually, that the compensation that we contract to pay to our Business Manager is reasonable in relation to the nature and quality of services performed or to be performed, and is within the limits prescribed by our charter and applicable law. Our board does not believe that it requires a separate compensation committee at this time because we do not separately compensate our executive officers for their service as officers, nor do we reimburse either our Business Manager or our Real Estate Managers for any compensation paid to their employees who also serve as our executive officers, other than through the general fees we pay to them under the business management agreement or the real estate management agreements.

Code of Ethics

Our board has adopted a code of ethics applicable to our directors, officers and employees which is available on our website at www.inlanddiversified.com. In addition, printed copies of the code of ethics are available to any stockholder, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our board has nominated the seven individuals set forth below to serve as directors. Messrs. Daniels, Figura, Grupe and Wurtzebach have been nominated to serve as independent directors. Messrs. Lazarus and Parks and Ms. Gujral also have been nominated to serve as directors. If you return a proxy card but do not indicate how your shares should be voted, they will be voted "for" each of the nominees. We know of no reason why any nominee will be unable to serve if elected. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of stockholders. The following gives information, provided by the nominees, about their principal occupation, business, experience and other matters. All ages are stated as of January 1, 2010.

Robert D. Parks, 66. Director and chairman of the board since June 2008. Mr. Parks has been a principal of the Inland real estate organization since May 1968 and is currently chairman of IREIC, a position he has held since November 1984. Mr. Parks has also served as a director of Inland Investment Advisors, Inc. since June 1995. Mr. Parks served as a director of Inland Securities Corporation from August 1984 until June 2009. He served as a director of Inland Real Estate Corporation from 1994 to June 2008, and served as chairman of the board from May 1994 to May 2004 and president and chief executive officer from 1994 to April 2008. He also served as a director and chairman of the board of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 to March 2006, and as chief executive officer until December 2004. Mr.

Parks also has served as the chairman of the board and a director of Inland American Real Estate Trust, Inc. since its inception in October 2004 and as the chairman of the board and a director of Inland Western Retail Real Estate Trust since its inception in March 2003. Mr. Parks is responsible for the ongoing administration of existing investment programs, corporate budgeting and administration for IREIC. He oversees and coordinates the marketing of all investments and investor relations.

He received his bachelor degree from Northeastern Illinois University, Chicago, Illinois, and his master's degree from the University of Chicago and later taught in Chicago's public schools. He is a member of the Real Estate Investment Association, the Financial Planning Association, the Foundation for Financial Planning and the National Association of Real Estate Investment Trusts, or "NAREIT."

With over 40 years of experience in the commercial real estate industry, we believe Mr. Parks has the depth of experience to implement our business strategy. As the current or past chairman of the board of each of the other real estate investment trusts, or "REITs," sponsored by IREIC, including as the past chairman of a NYSE-listed REIT, we believe Mr. Parks has an understanding of the requirements of serving on a public company board and the leadership experience necessary to serve as our chairman.

Lee A. Daniels, 67. Independent director since September 2008. Mr. Daniels is a partner and managing broker of Daniels Slone, LLC, a full-service firm providing commercial real estate brokerage and investment strategies services. Mr. Daniels founded Daniels Slone in February 2007. From 1992 to 2006, Mr. Daniels was an equity partner at the Chicago law firm of Bell Boyd & Lloyd, and previously had been an equity partner at Katten Muchin & Zavis from 1982 to 1991 and Daniels & Faris from 1967 to 1982. Mr. Daniels also served as a member of the Illinois House of Representatives from 1975 to 2007, and was Speaker of the Illinois House of Representatives from 1995 to 1997. Mr. Daniels currently serves on the board of governors and healthcare board of trustees for Elmhurst Memorial Hospital. Mr. Daniels also previously served on the boards of directors of Suburban Bank of Elmhurst and Elmhurst Federal Savings and Loan Association. Mr. Daniels received his bachelor degree from University of Iowa in Iowa City, and received his law degree from The John Marshall School of Law in Chicago, Illinois. Mr. Daniels is a licensed real estate broker in the State of Illinois and is a certified negotiation consultant.

Mr. Daniels brings to our board a depth of knowledge and experience regarding commercial real estate, based on his nearly 40 years of legal practice and his current experience as a managing broker of Daniels Slone. Mr. Daniels also has significant experience in serving on the boards of directors of other entities.

Donald J. Figura, 64. Independent director since September 2008. Mr. Figura is one of the four founding partners of Wolf & Company LLP, Certified Public Accountants and Consultants, and has served as its managing partner since 1992. In his role at Wolf & Company, Mr. Figura provides a variety of consulting services, including corporate strategic planning, succession planning and income and estate planning, and oversees the audits and financial statements for clients. Mr. Figura also serves as the chairman of the firm's executive committee. In addition, Mr. Figura has served as the chief executive officer of Wolf Financial Management

LLC, a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and providing wealth management services to individuals and qualified employee benefit plans, since November 2004; as the chief executive officer of Wolf Capital LLC, a FINRA-registered broker-dealer specializing in private investment banking (formerly Wolf Capital Corporation), since June 1995; and as the chief executive officer of PKF Chicago, LLC, a CPA firm created to facilitate and joint venture professional engagements for international clients, since July 2008. Mr. Figura is a founding member of each of these entities. Mr. Figura was a member of the board of directors of PKF North America Network, an association of 95 certified public accounting firms throughout the United States, Canada and Mexico, from January 2005 to December 2008, and served as the chairman of the board of this organization during 2007. Mr. Figura received his bachelor degree from DePaul University in Chicago, Illinois. He is a licensed certified public accountant and holds Series 7, 65, 63 and 24 certifications from FINRA.

As a result of his financial experience and expertise, including over 30 years of public accounting experience, Mr. Figura is able to provide valuable insight and advice with respect to our financial risk exposures, our financial reporting process and our system of internal controls. Mr. Figura also brings this experience to the audit committee, of which he serves as chairman.

Gerald W. Grupe, 71. Independent director since October 2009. Mr. Grupe founded Ideal Insurance Agency, Inc., serving as president and chief executive officer from June 1980 to June 2009. Ideal provides insurance program administration, claims administration and related services to public and quasi-public entities in Illinois, including representing the Volunteer Firemen's Insurance Services, for which Mr. Grupe served as regional director from June 1974 to June 2009. Mr. Grupe retired from Ideal in June 2009. In addition, Mr. Grupe served as the chairman of the board of the Illinois Public Risk Fund from 1984 to June 2006 and served as its treasurer from June 2006 to June 2009.

We believe that Mr. Grupe's experience in the insurance industry as well as his role as the chairman of the Illinois Public Risk Fund, will enable him to make an important contribution to our board.

Brenda G. Gujral, 67. Director since June 2008, and president from June 2008 to May 2009. Ms. Gujral also serves as president, chief executive officer and a director of IREIC. She served as president and a director of IREIC from July 1987 through June 1992, at which time she took a leave to work in a family business. She returned to the Inland organization in a part-time position from October 1995 until January 1998, at which time she was again named president and a director of IREIC. Ms. Gujral was then appointed chief executive officer of IREIC in January 2008. She has been a director of Inland Securities Corporation since January 1997, and served as its president and chief operating officer from January 1997 to June 2009. Additionally, Ms. Gujral has served as a director of Inland Investment Advisors, Inc. since January 2001 and has been a director of Inland Western Retail Real Estate Trust, Inc. since its inception in March 2003, serving as its chief executive officer from June 2005 until November 2007. Ms. Gujral also has served a director and president of Inland American Real Estate Trust, Inc. since its inception in October 2004. She has been the chairman of the board of Inland Real Estate Exchange Corporation since May 2001 and a director of Inland Opportunity Business Manager

& Advisor, Inc. since April 2009, and was a director of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 until it was acquired in February 2007.

Ms. Gujral has overall responsibility for the operations of IREIC, including investor relations, regulatory compliance and filings, review of asset management activities and broker-dealer marketing and communication. Ms. Gujral works with internal and outside legal counsel in structuring IREIC's investment programs and in connection with preparing offering documents and registering the related securities with the SEC and state securities commissions. Ms. Gujral is able to draw on this these experiences as we raise capital and acquire real estate assets. We believe that this experience, coupled with her leadership of IREIC, uniquely qualify Ms. Gujral to serve as a member of our board.

Ms. Gujral has been with the Inland organization for 30 years, becoming an officer in 1982. Prior to joining the Inland organization, she worked for the Land Use Planning Commission, establishing an office in Portland, Oregon, to implement land use legislation for that state. Ms. Gujral graduated from California State University. She holds Series 7, 22, 39 and 63 certifications from FINRA, and is a member of the NAREIT.

Barry L Lazarus, 63. Director since October 2009, and our president and chief operating officer, as well as the president of our Business Manager, since May 2009. Mr. Lazarus has been affiliated with the Inland real estate organization for 36 years. Mr. Lazarus originally joined the Inland organization in 1973, after three years in public accounting, His first position was controller and he was later promoted to treasurer. In 1979, he relocated to Arizona and formed The Butterfield Company, a development and contracting firm, while also serving as a consultant to investors in several commercial ventures. In October 1990, Mr. Lazarus rejoined Inland and became the president of Intervest Midwest Real Estate Corporation ("Intervest"), then an affiliate of The Inland Group, Inc. and in 1994 Mr. Lazarus's company Wisconsin and Southern Land Company, Inc. acquired Intervest from The Inland Group, Inc.

From January 1999 through December 2004, Mr. Lazarus was president and chief financial officer of Inland Retail Real Estate Trust, Inc. ("IRRETI"). In December 2004, he was also promoted to chief executive officer at which time he relinquished his position as chief financial officer. As chief financial officer, Mr. Lazarus structured the company's overall financial plan, including budgeting, arranging corporate lines of credit and development and permanent financing. As president, he coordinated the major operating divisions of IRRETI as well as the various entities providing services to IRRETI. He was part of the team of professionals that negotiated the merger and sale of IRRETI to Developers Diversified Real Estate Corporation, which closed in February 2007. Beginning in May 2007, Mr. Lazarus became chief executive officer of Inland Atlantic Development Corporation, a private company providing development services in the Southeastern United States. Mr. Lazarus received his bachelor degree from the University of Wisconsin and is a certified public accountant.

As a result of his leadership of various other Inland entities, particularly IRRETI, Mr. Lazarus has extensive experience in land and property acquisition, development and financing. We believe that this experience as well as his financial background will enable Mr. Lazarus to provide valuable insight to our board as it board considers possible property acquisitions and development opportunities.

Charles H. Wurtzebach, Ph.D., 60. Independent director since May 2009. Mr. Wurtzebach is currently a George L. Ruff Visiting Professor in Real Estate Studies in the Department of Real Estate at DePaul University in Chicago, Illinois, lecturing at both the undergraduate and graduate levels, participating in joint research projects with other faculty, and providing support to the DePaul Real Estate Center. Mr. Wurtzebach joined the faculty at DePaul University in January 2009. From 1999 to November 2008, Mr. Wurtzebach served as managing director and property chief information officer of Henderson Global Investors (North America) Inc., where he was responsible for the strategic portfolio planning and the overall management of Henderson's North American business. This included responsibility for Henderson's overall product offerings including institutional equity, property, and retail equity and fixed interest. As property chief information officer, Mr. Wurtzebach worked directly with Henderson's property portfolio managers developing client investment strategies. He also chaired Henderson's North American Property Investment and Management Committees. He was also a member of Henderson's Global Senior Management Team. Mr. Wurtzebach was president and chief executive officer of Heitman Capital Management June 1994 to May 1998 and as president of JMB Institutional Realty from June 1991 to June 1994. In addition, Mr. Wurtzebach was the Director of the Real Estate and Urban Land Economics program within the Graduate School of Business at the University of Texas at Austin from 1974 to 1986.

Mr. Wurtzebach has co-authored or acted as co-editor of several books including *Modern Real Estate*, co-authored with Mike Miles, and *Managing Real Estate Portfolios*, co-edited with Susan Hudson-Wilson. Additional publication experience includes authorship of numerous academic and professional articles. A frequent featured speaker at professional and academic gatherings, Mr. Wurtzebach was the 1994 recipient of the prestigious Graaskamp Award for Research Excellence presented by the Pension Real Estate Association and is a member of the American Real Estate Society and a past president and director of the Real Estate Research Institute. Mr. Wurtzebach obtained his bachelor degree from DePaul University, a master's degree in business administration from Northern Illinois University and a Ph.D in finance from the University of Illinois at Urbana.

Through his employment and academic background, particularly in portfolio planning and working with property portfolio managers, Mr. Wurtzebach brings expertise and experience in both real estate and finance to our board.

RECOMMENDATION OF THE BOARD: The board recommends that you vote "FOR" the election of all seven nominees.

Independent Director Compensation

We pay our independent directors an annual fee of $20,000 plus $1,000 for each in-person meeting of the board or a committee of the board and $500 for each meeting of the board or a committee of the board attended by telephone. We also pay the chairpersons of any committee of our board, including any special committee, an annual fee of $5,000. We reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings. We do not compensate any director that also is an employee of our Company, our Business Manager or its affiliates.

The following table further summarizes compensation earned by the independent directors for the year ended December 31, 2009.

	Fees Earned in Cash ($)	All Other Compensation ($)	Total ($)
Lee A. Daniels	20,500	-	20,500
Gerald W. Grupe	7,500	-	7,500
Donald J. Figura	23,500	-	23,500
Charles H. Wurtzebach	16,667	-	16,667

Meetings of the Board of Directors, Audit Committee and Stockholders

During the year ended December 31, 2009, our board met six times, the audit committee met one time and the nominating and corporate governance committee met one time. With the exception of Mr. Figura, each of our directors attended at least 75% of the aggregate amount of the meetings of the board, and any committee on which he or she served, in 2009. We encourage our directors to attend our annual meetings of stockholders. We did not hold an annual meeting in 2009.

EXECUTIVE COMPENSATION

Executive Officers

The board of directors annually elects our executive officers. These officers may be terminated at any time. Information about our each of executive officers, with the exception of Mr. Lazarus, whose biography is included above, follows. All ages are stated as of January 1, 2010.

Roberta S. Matlin, 65. Our vice president since September 2008. Ms. Matlin joined IREIC in 1984 as director of investor administration and currently serves as a director and senior vice president of IREIC, in the latter capacity directing its day-to-day internal operations. Ms. Matlin also has been a director of Inland Real Estate Exchange Corporation since May 2001, a director of Inland Institutional Capital Partners Corporation since May 2006 and a director of Pan American Bank since December 2007. She also has served as a director and president of Inland Investment Advisors, Inc. since June 1995 and Intervest Southern Real Estate Corporation since July 1995 and a director and vice president of Inland Securities Corporation since July 1995. Ms. Matlin has served as the vice president of our Business Manger since May 2009, and served as its president from June 2008 until May 2009. Ms. Matlin also has served as the president of Inland Opportunity Business Manager & Advisor, Inc. since April 2009. She has served as vice president – administration of Inland American Real Estate Trust, Inc. since its inception in October 2004. Ms. Matlin served as vice president of administration of Inland Western Retail Real Estate Trust, Inc. from 2003 until 2007, vice president of administration of Inland Retail Real Estate Trust, Inc. from 1998 until 2004, vice president of administration of Inland Real Estate Corporation from 1995 until 2000 and trustee and executive vice president of Inland Mutual Fund Trust from 2001 until 2004. Prior to joining Inland, Ms. Matlin worked for the Chicago Region of the Social Security Administration of the United States Department of

Health and Human Services. Ms. Matlin received her bachelor degree from the University of Illinois in Champaign. She holds Series 7, 22, 24, 39, 63 and 65 certifications from FINRA.

Steven T. Hippel, 38. Our treasurer and chief accounting officer as well as the chief accounting officer of our Business Manager since November 2009. From September 2004 to May 2009, Mr. Hippel served as the senior vice president and chief financial officer of ORIX Real Estate Capital, Inc., a wholly owned subsidiary of ORIX USA Corporation. Mr. Hippel directed all corporate and partnership financial reporting, accounting, treasury and tax compliance for ORIX's nationwide portfolio of commercial and residential real estate development and investment assets, mortgage loan receivables and third-party investment management assets. Prior to joining ORIX, Mr. Hippel was employed by Shorenstein Company from January 2002 to September 2004, serving as the vice president of finance and accounting from March 2003 to September 2004. At Shorenstein, Mr. Hippel oversaw the accounting, reporting, and operational requirements for three investment funds. Mr. Hippel also worked with Deloitte & Touche in their Chicago-based real estate practice from June 1995 to December 2001, where he served as an audit and advisory manager from August 2000 to December 2001.

Mr. Hippel received his bachelor degree in economics, with honors, from Williams College in Williamstown, Massachusetts and his master of science degree in accountancy from DePaul University in Chicago, Illinois. Mr. Hippel is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

Cathleen M. Hrtanek, 33. Our secretary since September 2008. Ms. Hrtanek joined Inland in 2005 and is an assistant counsel of The Inland Real Estate Group, Inc. In her capacity as assistant counsel, Ms. Hrtanek represents many of the entities that comprise the Inland Real Estate Group of Companies on a variety of legal matters. She is also a member of the audit committee for all public partnerships sponsored by IREIC. Ms. Hrtanek also has served as the secretary of Inland Opportunity Business Manager & Advisor, Inc. since April 2009. Prior to joining Inland, Ms. Hrtanek had been employed by Wildman Harrold Allen & Dixon LLP in Chicago, Illinois since September 2001. Ms. Hrtanek has been admitted to practice law in the State of Illinois and is a licensed real estate broker. Ms. Hrtanek received her bachelor degree from the University of Notre Dame in South Bend, Indiana and her law degree from Loyola University of Chicago School of Law.

Compensation of Executive Officers

All of our executive officers are officers of IREIC or one or more of its affiliates and are compensated by those entities, in part, for their service rendered to us. We will not separately compensate our executive officers for their service as officers, nor will we reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the secretaries of our Company and the Business Manager will not be considered "executive officers." As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers and has not included a "Compensation Discussion and Analysis" or a compensation report in this proxy statement. The fees we pay to the Business Manager and Real

Estate Managers under the business management agreement or the real estate management agreements are described in more detail under "Certain Relationships and Related Transactions."

In the future, our board may decide to pay annual compensation or bonuses or long-term compensation awards to one or more persons for services as officers. We also may, from time to time, grant restricted shares of our common stock to one or more of our officers. If we decide to pay our named executive officers in the future, the board of directors will review all forms of compensation and approve all stock option grants, warrants, stock appreciation rights and other current or deferred compensation payable to the executive officers with respect to the current or future value of our shares.

Certain Relationships and Related Transactions

Set forth below is a summary of the material transactions between the Company and various affiliates of IREIC during the year ended December 31, 2009. We believe that we have executed all of these transactions on terms that are fair to the Company.

Business Management Agreement

We are a party to a business management agreement with Inland Diversified Business Manager & Advisor, Inc., which serves as our Business Manager with responsibility for overseeing and managing our day-to-day operations. Subject to satisfying the criteria described below, we pay our Business Manager a quarterly business management fee equal to a percentage of our "average invested assets," calculated as follows: (1) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), we pay a fee equal to 0.25% of our "average invested assets" for that prior calendar quarter; (2) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.1875% of our "average invested assets" for that prior calendar quarter; (3) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.125% of our "average invested assets" for that prior calendar quarter; or (4) if we do not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, we do not, except as set forth below, pay a business management fee for that prior calendar quarter. "Average invested assets" means, for any period, the average of the aggregate book value of our assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, real estate assets, as well as amounts invested in consolidated and unconsolidated joint ventures or other partnerships, REITs and other real estate operating companies, before reserves for amortization and depreciation or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Notwithstanding the above, "average invested assets" excludes, for these purposes, any investments in securities, including any non-controlling interests in REITs or other real estate operating companies, for which a separate investment advisor fee is paid. For the year ended December 31, 2009, the

Business Manager was entitled to a business management fee in an amount equal to $6,060, but permanently waived the entire amount of this fee.

After stockholders have first received, on an aggregate basis, from distributions from all sources, a 10% per annum cumulative, non-compounded return on, plus return of, aggregate "invested capital," we will pay our Business Manager an incentive fee equal to 15% of the net proceeds from the sale of our real estate assets, including assets owned by a REIT or other real estate operating company that we acquire and operate as a subsidiary. For these purposes, "invested capital" means the aggregate original issue price paid for the shares of our common stock reduced by prior distributions identified as special distributions from the sale or financing of our real estate assets. Net sales proceeds will be calculated after paying any property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation. We did not pay any incentive fee during the year ended December 31, 2009.

Upon a "liquidity event," we will pay our Business Manager a listing fee equal to 15% of the amount by which (1) the "market value" of the outstanding shares of our common stock, or the common stock of our subsidiary, plus the total distributions paid to stockholders from inception until the date that market value is determined exceeds (2) the aggregate invested capital, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to our stockholders in order to pay them the "priority return" from inception through the date that market value is determined. In the event that, at the date of determination, stockholders have not received a return of capital plus the priority return, less any distributions of net sales or financing proceeds, the fee will be paid at the time that we have paid the total distributions required to be paid to our stockholders in order to pay them the priority return, calculated as described herein. The obligation to pay this fee will terminate if we acquire our Business Manager prior to a liquidity event. The terms "liquidity event," "market value" and "priority return" are defined in our business management agreement. We did not pay a listing fee during the year ended December 31, 2009.

Real Estate Management Agreements

We have entered into real estate management agreements with each of our Real Estate Managers, under which our Real Estate Managers and their affiliates manage or oversee each of our real properties. For each property that is managed directly by any of our Real Estate Managers or their affiliates, we pay the applicable Real Estate Manager a monthly fee of up to 4.5% of the gross income from each property the entity manages. The applicable Real Estate Manager determines, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 4.5% limitation. This fee may be increased, subject to the approval of a majority of our independent directors, for certain properties. We also reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of any of our Real Estate Managers. For the year ended December 31, 2009, we did not pay any real estate management fees, or reimburse any expenses to our Real Estate Managers.

For each property that is managed directly by entities other than our Real Estate Managers or their affiliates, such as any healthcare-related properties and lodging properties which must be operated by third parties to ensure proper treatment of the income generated by these properties under the applicable REIT rules, properties we own through joint ventures and properties we own as a result of acquiring interests in other REITs or real estate operating companies, we will pay the applicable Real Estate Manager a monthly oversight fee of up to 1% of the gross income from the applicable property. The applicable Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 1% limit. We also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of any of our Real Estate Managers. In addition, with respect to any property that is managed directly by entities other than our Real Estate Managers or their affiliates and does not generate income, such as properties that are newly constructed, are under development or construction, or have not yet been developed, we may pay a monthly oversight fee based upon the "hourly billing rate" of the applicable Real Estate Manager, multiplied by the number of hours spent by its employees in providing oversight services for us in respect of that property. In no event will our Real Estate Managers receive both a real estate management fee and an oversight fee with respect to a particular property. In addition, except as otherwise approved by a majority of our independent directors, the total fees paid to our Real Estate Managers for managing a particular property, including oversight fees, will not exceed 4.5% of the gross income generated by the applicable property. For the year ended December 31, 2009, we did not pay any oversight fees, or reimburse any expenses to our Real Estate Managers.

Dealer Manager Agreement

We are a party to a dealer manager agreement with Inland Securities Corporation ("Inland Securities"), the dealer manager for our current public offering. Inland Securities is entitled to receive a selling commission equal to 7.5% of the sale price for each share sold in the "best efforts" offering and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold in the "best efforts" offering. We also reimburse Inland Securities for bona fide out-of-pocket, itemized and detailed due diligence expenses, in amounts up to 0.5% of the gross offering proceeds. These expenses may, in our sole discretion, be reimbursed from amounts paid or reallowed as a marketing contribution, or may be reimbursed from issuer costs. For the year ended December 31, 2009, these fees and expenses totaled approximately $2.8 million. For the year ended December 31, 2009, Inland Securities reallowed approximately $2.4 million of these fees and expenses.

In addition, we reimburse IREIC, its affiliates and third parties for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 5% of the gross offering proceeds. For the year ended December 31, 2009, these fees and expenses incurred totaled approximately $0.6 million.

Other Transactions and Fees

We reimburse our Business Manager, Real Estate Managers and entities affiliated with each of them, such as Inland Real Estate Acquisitions, Inc. ("IREA"), Inland Capital Markets Group, Inland Institutional Capital Partners Corporation and their respective affiliates for expenses paid on our behalf in connection with acquiring real estate assets, regardless of whether we acquire the assets. We may not, however, reimburse expenses that exceed the greater of 6% of the contract price of any real estate asset or, in the case of a loan, 6% of the funds advanced. For the year ended December 31, 2009, we reimbursed approximately $23,400 in acquisition expenses.

We will pay Inland Mortgage Servicing Corporation 0.03% per year on the first billion dollars and 0.01% thereafter on all mortgages that are serviced by Inland Mortgage Servicing Corporation. In addition, we will pay Inland Mortgage Brokerage Corporation and Inland Commercial Mortgage Corporation 0.2% of the principal amount of each loan placed for us by either entity. We did not have any loans in our portfolio as of December 31, 2009 and did not pay any of these fees for the year ended December 31, 2009.

We will pay Inland Financial Products, Inc. or its affiliate a brokerage fee for facilitating transactions in real estate related-loans and commercial mortgage-backed securities, in an amount up to 1% of the purchase price of the loans or commercial mortgage-backed securities. Notwithstanding the above, in respect of any acquisition of a real estate-related loan or commercial mortgage-backed securities, the total brokerage fee paid plus the amount of acquisition expenses reimbursed may not exceed the 6% limits on acquisition expenses, as described above. We did not own any of these assets as of December 31, 2009 and did not pay any brokerage for the year ended December 31, 2009.

We will pay Inland Investment Advisors, Inc. a monthly fee for providing investment advisory services in connection with our investments in securities. We will pay fees at an annual rate equal to 1% of the first $1 to $5 million of securities under management, 0.85% of securities from $5 to $10 million, 0.75% of securities from $10 to $25 million, 0.65% of securities from $25 to $50 million, 0.60% of securities from $50 to $100 million and 0.50% of securities above $100 million. Assets under management will be determined based on the aggregate carrying value of the securities as reported on the applicable broker's monthly statement or report. We did not invest in any securities, and did not pay any investment advisory fees, during the year ended December 31, 2009.

We reimburse IREIC, our Business Manager and their respective affiliates for any expenses that they pay or incur in providing ancillary services to us. During the year ended December 31, 2009, we reimbursed approximately $33,500 to IREIC, our Business Manager and their respective affiliates.

We may pay a property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation in an amount equal to the lesser of: (1) 3% of the contract sales price of the property; or (2) 50% of the customary commission which would be paid to a third party broker for the sale of a comparable property. The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6% of the contract sales price. We did not pay any property disposition fees during the year ended December 31, 2009.

In 2009, we became a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by us and three other REITs sponsored by IREIC and serviced by an affiliate of our Business Manager. The Insurance Captive was formed initially to insure/reimburse the members' deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

On May 28, 2009, we purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies, Inc. for $1,000.

As of December 31, 2009, we had deposited cash of $502,955 in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc.

Policies and Procedures with Respect to Related Party Transactions

Presently, under our charter, if we were to engage in certain transactions with entities sponsored by, or affiliated with, IREIC, such as: (1) purchasing or selling assets; (2) making loans to, or borrowing money from, these entities; or (3) entering into joint ventures with these entities, a majority of our board of directors, including a majority of our independent directors, would have to find the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. However, our board has adopted a policy prohibiting these transactions. Specifically, under this policy we will not engage in the following types of transactions with these IREIC-affiliated entities:

- purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

- making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

- investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our offering, including, for example, agreements with our Business Manager, Real Estate Managers, IREA and Inland Securities. These agreements will continue to be governed by our charter.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute "soliciting material" and should not be deemed "filed" with the SEC or incorporated by reference into any other filing we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.

The Company's management is responsible for the financial reporting process, preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), designing and implementing a system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for auditing the financial statements. The audit committee is responsible for monitoring and reviewing these procedures and processes. The audit committee is comprised of three independent directors whose independence has been determined by the board of directors based on the standards set forth in the audit committee's charter. The board has determined that Mr. Figura qualifies as an "audit committee financial expert" as defined by the SEC. With the exception of Mr. Figura, the members of the audit committee are not professionally engaged in the practice of accounting or auditing, and do not provide any expert or other special assurance as to such financial statements concerning compliance with the laws, regulations or GAAP or as to the independence of the registered public accounting firm. The audit committee relies in part, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm that the financial statements have been prepared in conformity with GAAP.

During the year ended December 31, 2009, the audit committee met one time. At this meeting, the members of the audit committee met with representatives of the members of the Company's management and with the Company's independent registered public accounting firm, KPMG LLP. The committee discussed numerous items at these meetings including KPMG's responsibilities to the Company and its audit plan for the year ended December 31, 2009.

The audit committee also has reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2009 with the Company's management. Management has advised the committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the committee.

The audit committee also discussed with KPMG all of the matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 114, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee obtained a formal written statement from KPMG, describing all relationships between KPMG and the Company that might bear on KPMG's independence. In addition the audit committee discussed any relationships that may have an impact on KPMG's objectivity and independence and reviewed audit and non-audit fees paid to KPMG and the written disclosures and letter from KPMG to the committee, as required by the PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*. The audit committee has concluded that the independent registered public accounting firm is independent from the Company.

Based on the above-mentioned review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

The Audit Committee
Donald J. Figura, Chairman
Lee A. Daniels
Charles H. Wurtzebach

PROPOSAL NO. 2 – RATIFY APPOINTMENT OF KPMG LLP

The audit committee has selected KPMG LLP (referred to herein as "KPMG") to serve as our independent registered public accounting firm for the year ending December 31, 2010. We are asking our stockholders to ratify the selection even though your approval is not required. Further, even if you do not approve the selection of KPMG, we will not replace them for this year due to the added expense and delay that would result from replacing them and selecting a new firm. Instead, the audit committee will consider the negative vote as a direction to consider a different firm next year. If you return a proxy card but do not indicate how your shares should be voted, they will be voted "for" the appointment of KPMG.

Representatives of KPMG will attend the annual meeting. These representatives will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate stockholder questions.

RECOMMENDATION OF THE BOARD: The audit committee recommends that you vote "FOR" the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2010.

Fees to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by KPMG for the audit of our annual financial statements for the year ended December 31, 2009 and the period ended December 31, 2008, together with fees for audit-related services and tax services rendered by KPMG for the year ended December 31, 2009 and the period ended December 31, 2008, respectively.

Description	**Year ended December 31,**	
	2009	**2008**
Audit fees(1)	$60,000	$18,000
Audit-related fees(2)	$80,300	$19,000
Tax fees(3)	$7,650	$7,440
All other fees	-	-
TOTAL	$147,950	$44,440

(1) Audit fees consist principally of fees paid for the audit of our annual financial statements and review of our financial statements included in our quarterly report on Form 10-Q.

(2) Audit-related fees are fees paid for professional services performed in connection with the review of our financial statements that were included in the registration statement, as amended, for our public offering, the review of pro forma financial statements for property acquisitions and the audit of Historical Summary of Gross Income and Direct Operating Expenses of properties acquired.

(3) Tax fees are comprised of tax compliance fees.

Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees charged by KPMG, and actively monitors the relationship between audit and non-audit services provided by KPMG. The audit committee concluded that all services rendered by KPMG during the year ended December 31, 2009 and the period ended December 31, 2008, respectively, were consistent with maintaining KPMG's independence. Accordingly, the audit committee has approved all of the services provided by KPMG. As a matter of policy, the Company will not engage its primary independent registered public accounting firm for non-audit services other than "audit-related services," as defined by the SEC, certain tax services and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, KPMG to ensure that the SEC's auditor independence rules are satisfied.

Under the policy, the audit committee must pre-approve any engagements to render services provided by the Company's independent registered public accounting firm and the fees charged for these services including an annual review of audit fees, audit-related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the audit committee will periodically monitor the levels of fees charged by KPMG and compare these fees to the amounts previously approved. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our current or former officers or employees, or the current or former officers or employees of our subsidiaries, participated in any deliberations of our board of directors concerning executive officer compensation during the year ended December 31, 2009. In addition, during the year ended December 31, 2009, none of our executive officers served as a director or a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

STOCKHOLDER PROPOSALS

We have not received any stockholder proposals for inclusion in this year's proxy statement. Section 9(a) of Article II of our bylaws requires that any stockholder intending to present a proposal for action by the stockholders at an annual meeting must provide, among other things, written notice to our corporate secretary not later than the ninetieth day and not earlier than the 120th day prior to the first anniversary of the proxy statement for the preceding year's annual meeting. For our annual meeting to be held in 2011, a stockholder must provide written notice of a proposal not earlier than December 15, 2010 and not later than January 14, 2011. A copy of our bylaws may be obtained by written request to our corporate secretary.

Our bylaws do not change the deadline for a stockholder seeking to include a proposal in our proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or affect a stockholder's right to present for action at an annual meeting any proposal so included. Rule 14a-8 requires that notice of a stockholder proposal requested to be included in our proxy materials pursuant to that Rule must generally be furnished to our corporate secretary not later than 120 days prior to the anniversary date of our proxy statement for the previous year's annual meeting. For our annual meeting to be held in 2011, stockholder proposals to be considered for inclusion in the proxy statement under Rule 14a-8 must be received by our corporate secretary no later than December 15, 2010.

All stockholder proposals should be submitted in writing and addressed to our corporate secretary, at Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

FROM: ______________________

____

____



NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES



BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO. 204 BRENTWOOD NY

POSTAGE WILL BE PAID BY ADDRESSEE

PROXY SERVICES CORP
PO BOX 9001
BRENTWOOD NY 11717-9804



INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

REVOCABLE PROXY FOR ANNUAL MEETING OF STOCKHOLDERS – JUNE 3, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y

The undersigned stockholder of Inland Diversified Real Estate Trust, Inc., a Maryland corporation (the "Company"), hereby appoints Roberta S. Matlin and Cathleen M. Hrtanek as proxies for the undersigned, and each of them, each with full power of substitution in each of them, to attend the annual meeting of stockholders to be held at the principal executive offices of the Company located at 2901 Butterfield Road, Oak Brook, Illinois 60523 on June 3, 2010, at 10:00 a.m. central time, or any adjournments or postponements thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and revokes any proxy heretofore given with respect to such meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF THIS PROXY IS EXECUTED BUT NO INSTRUCTION IS GIVEN, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST "FOR" EACH OF THE NOMINEES FOR DIRECTOR AND "FOR" PROPOSAL NO. 2 AND IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on reverse side)

SEE REVERSE SIDE

▲ TO VOTE BY MAIL, PLEASE DETACH HERE ▲


Please mark vote as indicated in this example
X

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" OF THE NOMINEES FOR DIRECTOR, AND "FOR" PROPOSAL 2.

1. ELECTION OF DIRECTORS:

		FOR ALL	WITHHOLD ALL
01. LEE A. DANIELS	05. BARRY L. LAZARUS	☐	☐
02. DONALD J. FIGURA	06. ROBERT D. PARKS		
03. GERALD W. GRUPE	07. CHARLES H. WURTZEBACH		
04. BRENDA G. GUJRAL			

(INSTRUCTION: To withhold authority to vote for any specific nominee(s), mark "For All" and strike a line through that nominee(s') name(s) or number(s) in the list above.)

	FOR	AGAINST	ABSTAIN
2. RATIFY KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2010.	☐	☐	☐

CHECK HERE ONLY IF YOU PLAN TO ATTEND THE MEETING IN PERSON. ☐

Date:________________________, 2010

____
Signature

____
Signature (if held jointly)

Please sign exactly as your name or names appear hereon. For joint accounts each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in another representative capacity, please give your full title. If a corporation or partnership, please sign in the name of the corporation or partnership by an authorized officer or person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

▲ TO VOTE BY MAIL, PLEASE DETACH HERE ▲

VOTE BY TELEPHONE OR INTERNET
QUICK ★ ★ ★ EASY ★ ★ ★ IMMEDIATE

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail.

VOTE BY PHONE: You will be asked to enter a CONTROL NUMBER which is located in the lower right hand corner of this form.

OPTION A: To vote as the Board of Directors recommends on *ALL* proposals, press 1.

OPTION B: If you choose to vote on each proposal separately, press 0. You will hear instructions for voting on each proposal.

VOTE BY INTERNET: The web address is www.proxyvoting.com/**INDIV.** You will be asked to enter a CONTROL NUMBER which is located in the lower right hand corner of this form.

IF YOU VOTE BY PHONE OR INTERNET—DO NOT MAIL THE PROXY CARD.

THANK YOU FOR VOTING.

Call ★ ★ Toll Free ★ ★ On a Touch-Tone Telephone
1-888-426-7019
There is NO CHARGE to you for this call



CONTROL NUMBER
for Telephone/Internet Voting

To Our Stockholders,

I am pleased to report that Constant Contact met or exceeded each of its key financial and operating goals for 2009. This was a significant accomplishment in the face of a challenging economic environment. We delivered rapid and predictable revenue growth, record adjusted EBITDA margins, increased annual free cash flow and strong customer additions.

Email marketing delivers a powerful and easily demonstrable return for customers, and the small business market for email marketing is very large and still highly under penetrated. Equally important, Constant Contact has an established leadership position in providing world class customer support, coaching and education to small business and non-profit customers. Our passion for customer support resulted in approximately 90% of our customers surveyed during each month of the year to rate their overall experience with Constant Contact as "good", "very good" or "excellent". These strong customer satisfaction ratings contributed to the significant growth in our customer base during 2009, with many of our new customers coming to us by word-of-mouth referrals. Nothing is more gratifying to us than a customer who is so pleased with the value and service they receive from Constant Contact that they tell a friend about our services.

STRONG AND CONSISTENT FINANCIAL PERFORMANCE

We generated revenue of $129.1 million during 2009, which was an increase of 48% compared with the prior year. This would represent significant growth during any time period, but it was particularly impressive considering the economic pressures facing small businesses during 2009. From a profitability perspective, we delivered a record adjusted EBITDA margin of 9.2% in 2009, which was an increase of 470 basis points compared to 2008. 2009 represented the second full year that we generated positive free cash flow, which increased from $758,000 in 2008 to $5.4 million in 2009. And, we added over 94,100 net new email marketing customers during the year, a record number, helping us finish 2009 with over 347,500 email marketing customers and over 26,000 online survey customers.

NEW PRODUCT OFFERING – EVENT MARKETING

In 2009, we launched Constant Contact Event Marketing, the newest member of our family of tools that help small organizations build great customer and member relationships. Constant Contact Event Marketing allows organizations to promote events, track and manage online registrations and accept payments for events, meetings, and classes. We are very pleased with the great early success; we added more than 5,000 customers in the product's first 100 days of availability. The early feedback from our customers has been very positive and we are confident that we are offering our customers the right product at a very affordable price.

FOCUS ON CUSTOMER SERVICE

Providing outstanding customer support is a key component of our mission. We strive to provide the best possible experience, resources, coaching and personal support to help each and every customer achieve success with our email marketing, event marketing, and online survey products. We invest heavily in our team of employees because we know that happy, well-motivated and well-trained employees will go the extra mile to provide superior customer service. In 2009, we delivered over 29,000 participant hours of classroom education and training to our employees in Waltham, Massachusetts and Loveland, Colorado, which equated to roughly 50 hours of education and training per employee. This investment contributes to the high customer satisfaction rates that we consistently achieve.

PASSION FOR SMALL BUSINESSES

Everything we do at Constant Contact is centered around making small businesses and organizations more successful. We believe this passion for our customers' success, combined with the value and impact we deliver for small businesses, is one of the keys to our success as an organization.

While we are celebrating our successes in 2009, we acknowledge and empathize with the challenges facing small businesses and we are further increasing our efforts as a company to help all our customers not just survive but thrive. In order to serve them better and provide them with more resources to make them successful, we dramatically increased the amount of resources we dedicated to customer support, coaching and education. In 2009, we expanded the number of regional development directors and we now have small business marketing experts supporting small businesses in 18 regions across the U.S.

We continue to assist small businesses and organizations in their quest for building better relationships with their members, clients and constituents through affordable, easy-to-use products, coaching and support. In 2010, we will continue to champion small businesses and non-profit organizations. We will ensure that their voices are heard, their needs are met, and that they have the resources they need to be successful and lead the U.S. out of recession, just as small business has done in the past.

I am honored to lead a team of remarkable employees who are passionate about helping small businesses and non-profits succeed and I am grateful for our customers who believe in the power of building better relationships.

Thank you all for your continued support, and please support your local small businesses.



Gail Goodman
Chairman, President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33707

CONSTANT CONTACT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3285398**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1601 Trapelo Road, Suite 329 Waltham, Massachusetts	**02451**
(Address of principal executive offices)	*(Zip code)*

(781) 472-8100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, $.01 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on the NASDAQ Global Market on June 30, 2009 was $526,133,032.

As of March 8, 2010, the registrant had 28,483,641 shares of Common Stock, $0.01 par value per share, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission for the registrant's 2010 annual stockholders' meeting to be held on June 1, 2010 are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

CONSTANT CONTACT, INC.

INDEX

Forward-Looking Statements

Matters discussed in this Annual Report on Form 10-K relating to future events or our future performance, including any discussion, express or implied, of our anticipated growth, operating results, future earnings per share, market opportunity, plans and objectives, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, identified by the words "believe", "positioned", "estimate", "project", "target", "continue", "intend", "expect", "future", "anticipates", "objectives", and similar expressions that are not statements of historical fact. These statements are not guarantees of future events or future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 1A — "Risk Factors" and those included elsewhere in this Annual Report on Form 10-K and in our other public filings with the Securities and Exchange Commission. It is routine for internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that all forward-looking statements and the internal projections, judgments and beliefs upon which we base our expectations included in this Annual Report on Form 10-K, other periodic reports or otherwise are made only as of the date made and may change. While we may elect to update forward-looking statements at some point in the future, we do not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

References in this Annual Report on Form 10-K to "Constant Contact", the "Company", "we" or "us" means Constant Contact, Inc. and its wholly-owned subsidiary, Constant Contact Securities Corporation.

PART I

ITEM 1. *BUSINESS*

Overview

Constant Contact is a leading provider of on-demand email marketing, event marketing and online survey solutions for small organizations, including small businesses, associations and non-profits. Our customers use our email marketing product to more effectively and efficiently create, send and track professional and affordable permission-based email marketing campaigns. With these campaigns, our customers can build stronger relationships with their customers, clients and members, increase sales and expand membership. Our email marketing product incorporates a wide range of customizable templates to assist in campaign creation, user-friendly tools to import and manage contact lists and intuitive reporting to track campaign effectiveness. As of December 31, 2009, we had 347,548 email marketing customers. We also offer an online survey product that enables our customers to easily create and send surveys and effectively analyze responses. In the fourth quarter of 2009, we launched an event marketing product that allows our customers to promote and manage events, track event registrations and collect online payments. Our products are complementary and fully integrated.

We provide our products on an on-demand basis, meaning that our customers can access and use our products through a standard web browser. This model enables us to deploy and maintain a secure and scalable application that is easy for our customers to implement at compelling prices. Our email marketing customers pay a monthly subscription fee that generally ranges between $15 per month and $150 per month based on the size of their contact lists and, in some cases, volume of mailings. Our event marketing customers pay a monthly fee of $15 for up to five concurrent events. Our survey customers pay a flat monthly fee of $15 that enables them to receive and track a maximum of 5,000 survey responses per month. We offer discounts for multiple product purchases and prepayments and to non-profits. For the year ended December 31, 2009, the average monthly amount that we charged a customer for our email marketing solution alone was $33.73. In addition, in 2009, our average monthly total revenue per email marketing customer, including all sources of revenue, was $35.55. We believe that the simplicity of on-demand deployment combined with our affordable subscription fees and functionality facilitate adoption of our products by our target customers.

Our email marketing customer base has grown steadily from approximately 25,000 at the end of 2004 to over 347,500 as of December 31, 2009. Our customers include varied types of small organizations including retailers, restaurants, day spas, law firms, consultants, non-profits, religious organizations and alumni associations. Customers in more than 140 countries and territories currently use our email marketing product. We estimate that approximately two-thirds of our customers have fewer than ten employees and, in the year ended December 31, 2009, our top 100 email marketing customers accounted for less than 1% of our total email marketing revenue. Our customers have displayed a high degree of loyalty. From January 2005 through December 2009, at least 97.4% of our customers in a given month have continued to subscribe to our email marketing product in the following month.

We market our products and acquire our customers through a variety of sources including online advertising, channel partnerships, national radio advertising, limited television advertising, regional initiatives, referrals, print advertising and general brand awareness. Our online advertising includes search engine marketing, including pay-per-click advertising, and advertising on online networks and other websites, including banner advertising. Our channel partnerships consist of contractual relationships with over 5,100 active partners, which include national small business service providers such as Network Solutions, LLC and American Express Company, as well as local small business service providers such as web developers and marketing agencies, who refer customers to us through links on their websites and outbound promotions to their customers. National radio advertising, which we launched in September 2008, is designed to raise awareness of the benefits of email marketing and our brand. Our regional initiatives include local seminars and local advertising, including print and online. Referral customers come from word-of-mouth from our customer base and the inclusion of a link to our website in the footer of substantially all of the approximately 1.9 billion emails currently sent by our customers each month. Finally, we believe our general brand awareness, press and thought leadership initiatives and visibility drive prospects to us.

We were incorporated in Massachusetts in August 1995 under the name Roving Software Incorporated. We reincorporated in Delaware in July 2000 and changed our name to Constant Contact, Inc. in December 2006. Our on-demand email marketing product was first offered commercially in 2000.

Our principal executive offices are located at 1601 Trapelo Road, Suite 329, Waltham, Massachusetts 02451. Our telephone number is (781) 472-8100. Our website address is *www.constantcontact.com.* We are not including the information contained on our website or any information that may be accessed by links on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. Through a link on the Investor Relations section of our website, we make available our filings with the Securities and Exchange Commission, or SEC, after they are electronically filed with or furnished to the SEC. All such filings are available free of charge. These filings are also available, free of charge, at *www.sec.gov.*

Industry Background

Benefits of Email Marketing

We believe small organizations are increasingly turning to email marketing as a means to communicate with their customers, clients and members. Key benefits that drive adoption of email marketing include the following:

- *Targeted.* Email marketing enables organizations to tailor messages to specific audiences and enables recipients to respond through links to websites.
- *Timely.* The cycle from concept through design and execution for email marketing is much shorter than direct mail because there is no need to print and mail. Reducing cycle time allows organizations to rapidly respond to market conditions and opportunities.
- *Efficient.* Email marketing combines low cost with measurable responses leading to an attractive return on investment.

Constant Contact Market Opportunity

We believe email marketing is an excellent fit for small organizations. We also believe small businesses and non-profits tend to rely heavily on repeat sales and referrals to grow their businesses and expand their membership bases, and we believe email marketing is a cost effective way to reach these audiences.

Small organizations also represent a large market opportunity. The U.S. Small Business Administration estimated that there were approximately 29.6 million small businesses in the United States in 2008. In 2009, the National Center of Charitable Statistics estimated that there were approximately 1.5 million non-profits in the United States. Other small organizations that use email marketing include online auction sellers, independent musicians, community organizations, school districts, parent/teacher associations and sports leagues. Based on these estimates, we believe our email marketing product could potentially address the needs of more than 31 million small organizations domestically. We believe that all small organizations could benefit by communicating regularly with their constituents and, further, that email marketing with our product is an effective and affordable method to facilitate this type of communication.

At the same time, small organizations have generally been slower than larger organizations to adopt email marketing as part of their marketing mix. We believe they face unique challenges when adopting email marketing including:

- *Unfamiliar with Email Marketing.* Many small organizations are not familiar with the benefits of email marketing and do not understand how to effectively build a permission-based contact list, develop an effective email marketing campaign and measure its effectiveness.
- *Lack of Technical Expertise.* Small organizations often do not have the technical expertise to implement email marketing software or to design and execute effective email marketing campaigns.

- *Limited Budgets.* Small organizations typically have small marketing budgets. They generally cannot afford to hire in-house staff or engage an outside marketing agency to develop, execute and evaluate an email marketing campaign, particularly during times of economic distress.

We also believe most existing alternatives for email marketing are poorly suited to meet the needs of small organizations. Some of these existing alternatives include:

- *General Email Applications.* General email applications and services such as Microsoft® Outlook®, Google Gmail®, America Online® and Microsoft® Hotmail® are generally designed for one-to-one emails. They do not easily incorporate the formatting, graphics, and links necessary to produce professional-looking email marketing campaigns. They also limit the number of recipients per email and do not have the reporting capabilities to allow users to evaluate the effectiveness of their email marketing campaigns. Finally, they do not provide regulatory compliance tools to assist the sender in complying with anti-spam requirements.

- *Enterprise Service Providers.* Enterprise service providers, such as Epsilon Data Management LLC (a subsidiary of Alliance Data Systems Corporation), ExactTarget, Inc., Responsys Inc. and Silverpop Systems Inc. focus on large organizations with sizeable marketing budgets. These providers offer sophisticated, Internet-based marketing services and tools with professional and customized execution and reporting at a price and scale that is generally beyond the scope of most small organizations.

As a result, we believe there is an opportunity for an email marketing solution tailored to the needs of small organizations. These users seek an affordable, easy-to-use email marketing solution with a professional appearance and reliable performance.

Business Strengths

We believe that the following business strengths differentiate us from competitors and are key to our success:

- *Focus on Small Organizations.* We have maintained a consistent and exclusive focus on small organizations, which has enabled us to design a full customer experience tuned to their unique needs. Through the website experience, product usability, affordable price point and personal touch of our communications consultants and customer support representatives, we work to ensure that small organizations feel that we are committed to their success.

- *Efficient Customer Acquisition Model.* We believe that we have developed an efficient customer acquisition model that generates an attractive return on our sales and marketing expenditures. We utilize a variety of marketing channels to acquire new customers including online advertising, channel partnerships, national radio advertising, targeted television advertising, referrals, print advertising, in-person seminars and public relations and other brand awareness programs. In 2009, our cost of email marketing customer acquisition, which we define as our total annual sales and marketing expense divided by the gross number of email marketing customers added during the year, was approximately $350 per email marketing customer. For 2009, our average monthly total revenue per email marketing customer, including all sources of revenue, was $35.55, implying payback on a revenue basis in less than one year.

- *High Degree of Recurring Revenue.* We benefit from a high level of customer loyalty. From January 2005 through December 2009, at least 97.4% of customers in a given month have continued to subscribe to our email marketing product in the following month. We believe this represents a high level of customer retention, particularly given the transient nature of many small organizations. These customers provide us with a significant base of recurring revenue and generate new customer referrals.

- *Consistent Commitment to Customer Service.* We seek to provide our customers with a high level of customer support in order to encourage trials and ongoing usage of our products. We conduct online webinars and in-person events to educate potential customers about the benefits of email marketing. In addition, our communications consultants seek to contact all new U.S., Canadian and United Kingdom based trial customers to help them launch an initial campaign and address any questions or concerns. We believe we have a highly satisfied customer base.

- *Software-as-a-Service Delivery.* We provide our product on an on-demand basis, meaning that our customers can access and use our product through a standard web browser. This enables our customers to rapidly begin using our product with few up-front costs and limited technical expertise. It also enables us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

- *Integrated Multiple Product Offering.* In 2007, we launched our online survey product and, in 2009, we launched our event marketing product. These products are fully integrated with our email marketing product. As a result, all of our products share a common contact management system, in which all information resides in one place that streamlines the management of customer contact information across all products. When used in combination, our products provide our customers with a unified, efficient, and effective marketing solution that enhances their ability to build and strengthen customer relationships.

Growth Strategy

Our objective is to increase our market leadership through the following strategies:

- *Acquire New Customers.* We aggressively seek to continue to attract new customers by promoting the Constant Contact brand, educating prospects on the benefits of email marketing, event marketing and online surveys and encouraging small organizations to try our products.

- *Increase Revenue Per Customer.* As of December 31, 2009, we had in excess of 347,500 email marketing customers. We seek to increase revenue from each email marketing customer through cross-selling our event marketing and survey products and through add-on services we offer, such as image hosting and email archiving, which enhance our products,

- *Provide Additional Products.* We plan to continue to invest in research and development to maintain our leadership position in email marketing and to develop and provide our customers with complementary products that are easy to use, effective and affordable. We believe that we have a significant opportunity to sell our event marketing and survey products to our email marketing customers. As new customers adopt our event marketing and survey products, we will also have the opportunity to cross-sell our email marketing product.

- *Pursue Complementary Acquisitions.* We follow industry developments and technology advancements and intend to evaluate and potentially acquire technologies or businesses to enhance our products, offer new products and access new customers or markets, or both.

- *Expand Internationally.* We currently sell our products to customers in over 140 countries and territories, despite limited marketing efforts outside of the United States. We also offer certain customer support services in Spanish, including email marketing templates and webinars. We believe that opportunities exist to more aggressively market our products in English and Spanish-speaking countries.

Our Products and Services

Email Marketing

Our email marketing product allows customers to easily create, send and track professional-looking email campaigns. Our email marketing product provides customers with the following features:

- *Campaign Creation Wizard.* This comprehensive, easy-to-use interface enables our customers to create and edit email campaigns. Through intuitive controls, customers can readily change colors, fonts, borders and backgrounds and insert images and logos to help ensure that their emails appear polished and professional. The wizard operates on a "what-you-see-is-what-you-get" basis whereby a customer can move paragraphs and blocks of content within the draft email quickly and view the message from the perspective of intended recipients.

- *Professionally Developed Templates.* These pre-designed email message forms help customers quickly create attractive and professional campaigns. Over 420 templates provide ideas about the kinds of emails customers can send, including newsletters, business letters, promotions and announcements, and demonstrate, through the use of color and format, the creativity and professionalism of a potential campaign. Our advanced editing functionality enables customers to easily modify the templates. We also provide templates designed to appeal to specific vertical markets. For example, we offer a restaurant template that includes a pre-formatted menu section and a retail template designed to promote men's apparel.

- *Contact List Growth and Management.* These tools help customers build and manage their email contact lists. Our contact list building tools include file and spreadsheet import functionality as well as software plug-ins to import contact lists maintained in Microsoft® Outlook®, Microsoft® Outlook Express®, Intuit® QuickBooks®, ACT!® by Sage Software and Salesforce®. We also offer a Contact Capture Tool that enables customers to add and update contacts directly from a computer or point of sale device. Finally, we provide customers the ability to add a "Join My Mailing List" application on the customer's website and Facebook® page, which can be used to gather new contacts. Our list management tools enable a customer to target or segment contacts for all or specific campaigns and monitor email addresses to which previous campaigns could not be delivered. In addition to their constituents' names and email addresses, several additional customizable fields are available for the purposes of personalizing email messages. Unsubscribe requests are automatically processed to help ensure ongoing compliance with government regulations and email marketing best practices.

- *Email Tracking and Reporting.* These features enable our customers to review and analyze the overall effectiveness of a campaign by tracking and reporting aggregate information including how many emails were delivered, how many were opened, and which links were clicked on. These features also enable our customers to identify on an individual basis which contacts received an email, opened an email and clicked on particular links within the message.

- *Email Delivery Management.* These tools are incorporated throughout our product and are designed to maintain our high deliverability rates. Some of these tools are readily apparent to our customers, such as in-depth delivery tracking. Others are delivered through back-office processes, such as a spam content check and address validation. To further improve the percentage of emails delivered, we work closely with Internet service providers, or ISPs, on spam prevention issues. We also include processes and verifications that greatly increase compliance with anti-spam standards. According to data measured by an independent third party, approximately 98% of our customers' emails were delivered past any spam filters or controls to their target email inboxes in the United States during 2009.

- *Image Hosting.* We enable customers to store up to five images for free, view and edit these images and resize them as necessary for use in their email campaigns. For customers who elect to purchase our premium image hosting option, we offer them access to our stock image gallery with thousands of images to choose from and allow them to store up to approximately 1,200 personal images (25 megabytes). The premium image hosting option costs an additional $5.00 per month. By adding images to an email message, a customer can make the campaign more compelling and visually appealing.

- *Email Archive.* We offer our customers the ability to create a hosted version of current and past email communications on our system and make them readily available to their constituents via a link on a customer's website or on Facebook® or Twitter™. The service, which is available for an additional $5.00 per month, extends the life of up to 100 email communications and provides our customers an ability to showcase on their website and social media sites the extent and breadth of their communication efforts.

- *Security and Privacy.* We protect our customers' data at a higher level than we believe many of our customers do themselves. We do not use our customers' confidential information, including their contact lists, except in the delivery of our product, nor do we share, sell or rent this information. In addition, we require that our customers adopt a privacy policy to assist them in complying with government regulations and email marketing best practices.

Event Marketing

Our event marketing product, which we launched in the fourth quarter of 2009, allows our customers to promote and manage events, invite potential attendees, capture and track registrations, collect online payments and communicate with registrants. Customers can use our product to create an event homepage, email invitations, and keep an online calendar of events. An event link can be included on any website, blog or social networking site. Our event marketing product enables our customers to send professional looking communications to event registrants such as reminders, updates, and confirmations. Our event marketing product allows our customers to use our pre-designed registration forms or to customize a form to capture more data from registrants and enables credit card processing via PayPal®. Our customers can also track registration, payment, attendance and other information about their events in real-time. Similar to our email marketing product, our event marketing product includes an event creation wizard, over 50 different preformatted and customizable event theme templates, list management capabilities and access to customer support.

Survey

Our online survey product enables our customers to survey their customers, clients or members and analyze the responses. By selecting one of our customizable templates and editing our template questions or entering their own questions, our customers can easily create a professionally formatted survey. Similar to our email marketing product, our survey product includes a survey creation wizard, over 40 different preformatted and customizable survey templates, list management capabilities and access to customer support.

By incorporating a real-time and comprehensive reporting function, our survey product enables our customers to analyze overall survey results and specific answers submitted by individual respondents. Our survey product includes analytic features that enable our customers to segment results based on survey responses, easily edit filters for "slice and dice" analysis and view the results in intuitive, easy-to-understand graphical and detailed data formats. Results can be exported to a Microsoft® Excel® file for additional analysis. Our customers can identify the respondents associated with filtered results and create a unique contact list of these respondents who can then be targeted with a specific message or follow-up email campaign. In addition, we offer an online polling feature that enables our customers to create online polls for use on their websites. Responses can be viewed immediately.

Customer Support

Our customer support organization includes customer support, customer operations training and compliance.

We provide free unlimited customer support to all customers via phone, chat or email. In the fourth quarter of 2009, our customer support employees answered approximately 2,700 calls per day with an average wait time of less than two minutes. Our phone and chat support teams are located both at our headquarters in Waltham, Massachusetts and at our sales and support call center in Loveland, Colorado. We outsource a portion of our email support to a third party based in Bangalore, India. We complement our customer support with free daily product tours offered via our website, an archive of frequently asked questions, or FAQs, and webinars that explain the benefits of email marketing, event marketing and survey.

Our compliance group is responsible for enforcing our permission and prohibited content policies. We work closely with customers who have higher than average spam complaint rates or bounced emails, and with customers whose emails are flagged by our system as possibly including prohibited content or spam, to assist them in complying with our policies. If we cannot resolve outstanding concerns, we terminate our agreement with the customer.

As of December 31, 2009, we had 251 employees working in our customer support organization.

Ancillary Services

We also offer our customers the following ancillary services:

Professional Services. Although the majority of our customers select the "do-it-yourself" approach, we also offer professional services to customers who would like their email campaigns, event promotions or surveys prepared for them. Our professional service offerings range from a low-cost getting started service to custom campaign creation.

Experts Program. In 2009, we launched the Constant Contact Experts Program. Under this program, we offer a free self-paced online training program designed to educate participants on email marketing best practices. We also offer a one- or two-day paid workshop program that provides attendees with a comprehensive email marketing training program that emphasizes the use of our email marketing product.

Pricing

Every customer experience starts with a free 60-day trial. The only requirement for the free trial is that the trial customer must enter a valid email address that we verify before they can send an initial campaign. The trial experience is designed to introduce our products to potential customers and is subject to certain use limitations. For example, email marketing trial customers are limited to a contact list size of 100 email addresses, event marketing trial customers are limited to 10 event registrants and may not collect online payments and survey trial customers are limited to 100 responses and may not export survey results. All of our customer support resources are available during the free trial period. At the conclusion of the 60-day trial (or earlier if the trial customer's use of the products exceeds these use limitations), we ask the customer to provide payment information in order to begin billing for continued use of our products.

Once the customer's free trial experience has ended and the customer becomes a paying customer, we price our email marketing product based upon the number of unique email addresses in a customer's account. Set forth below are the first several pricing tiers:

Number of Unique Email Addresses	Monthly Pricing
Up to 500	$ 15.00
501-2,500	$ 30.00
2,501-5,000	$ 50.00
5,001-10,000	$ 75.00
10,001-25,000	$150.00

Customers in these pricing tiers may send an unlimited number of emails per month. During 2009, approximately 80% of our email marketing customers were in our two lowest pricing tiers, $15.00 and $30.00 per month. We offer additional pricing tiers for large list customers. These large list customers are limited as to the number of emails they can send per month for a fixed monthly fee, with overage charges assessed on emails exceeding the monthly limit.

Our event marketing product is priced at $15 per month for up to five concurrent events. Pricing is based solely on the number of active events. Our survey product is priced at a flat fee of $15 per month, subject to a maximum of 5,000 survey responses per month. We offer our premium image hosting services for $5.00 per month for customers with less than 350,000 unique email addresses and our email archive service for $5.00 per month. We offer discounted rates to non-profits and for customers who purchase multiple products and discounted pricing options for those customers that pay for six or twelve months in advance.

Customers

We have maintained a consistent and exclusive focus on small organizations. As of December 31, 2009, we served a large and diverse group of over 347,500 email marketing customers, over 3,100 event marketing customers and over 26,300 survey customers. Substantially all of our event marketing and survey customers were also email marketing customers as of that date. This customer base is comprised of business-to-business users, business-to-consumer users and non-profits and associations. We serve a wide range of business-to-business customers including law firms, accountants, marketing and public relations firms, recruiters and independent consultants. They typically use our product to illustrate their subject matter knowledge by communicating their recent activities and to educate their audiences by sending informational newsletters and announcements about their company or industry. We also serve a diverse base of business-to-consumer customers including on-and off-line retailers, restaurants, realtors, travel and tourism businesses and day spas. These customers typically use our product to promote their offerings with the goal of generating regular, repeat business from their customers and prospects. Finally, we serve a variety of non-profits and associations, including religious organizations, charities, trade associations, alumni associations and other non-profits. They typically use our product to maintain regular communications with their members and inform them about news and events pertaining to their groups, as well as to drive event attendance, volunteer participation and fundraising efforts. We estimate that approximately two-thirds of our customers have fewer than ten employees. For the year ended December 31, 2009, the average monthly amount that we charged a customer for our email marketing product alone was $33.73. In addition, in 2009, our average monthly total revenue per email marketing customer, including revenue from all sources, was $35.55. We have low customer concentration as our top 100 email marketing customers in 2009 accounted for less than 1% of our total email marketing revenue.

We measure customer satisfaction on a monthly basis by surveying our customers. Based on these surveys, we believe that our overall customer satisfaction is strong. We believe that another indication of our strong customer satisfaction is our low customer attrition rate.

Sales and Marketing

Our sales and marketing efforts are designed to attract potential customers to our website, to enroll them in a free trial, to convert them to paying customers, to introduce and cross sell our multiple products and add-ons and to retain them as ongoing paying customers. We believe there are significant opportunities to increase the number of customers who try our products through additional sales and marketing initiatives. We employ sophisticated strategies to acquire our customers by using a variety of sources including, but not limited to, online advertising, channel partnerships, national radio advertising, limited television advertising, regional initiatives, referrals, print advertising and general brand awareness. We also invest in public relations and thought leadership in an effort to build our overall brand and visibility. We are constantly seeking and testing new methods to reach and convert more customers.

Customer Acquisition Sources

Online Advertising. We advertise online through pay-per-click advertising with search engines (including Google, Yahoo! and Bing™) and banner advertising with online advertising networks and other websites likely to be frequented by small organizations. We are generally able to identify customers generated through these efforts because they click on our advertisements before visiting our site.

Channel Partners. We have contractual relationships with over 5,100 active channel partners who refer customers to us through links on their websites and outbound promotions to their customers. These channel partners include national small business service providers with broad reach including Network Solutions, LLC and American Express Company, smaller companies with narrow reach but high influence, such as web designers and marketing agencies, and large and small franchise organizations. Most of our channel partners either share a percentage of the cash received by us or receive a one-time referral fee. Previously, a website design and hosting company, Web.com Group, Inc., bundled our services and provided them directly to its customers. Web.com Group, Inc. paid us monthly royalties, which contributed less than one percent of our total revenue during 2009. This arrangement terminated in early 2010.

Through our AppConnect™ Program, we offer tools, or Application Programming Interfaces (APIs), that permit third parties to develop interfaces that integrate their offerings with our email marketing product. We promote these integrated solutions in our online user community.

Radio Advertising. Our radio advertising is designed to build awareness of the Constant Contact brand and drive market awareness of email marketing. In September 2008, we launched a national radio campaign on several major national radio networks that was designed to reach the majority of radio markets in the United States. That campaign continued in 2009 and is expected to continue throughout most of 2010.

Print Advertising. Our print advertising is comprised of advertisements in national publications such as *Entrepreneur* as well as local business publications in our geographically targeted metro regions. Our geographically targeted print advertising supports our local evangelism efforts.

Word-of-Mouth Referrals. We frequently hear from new customers that they heard about us from a current customer. We also offer our paying customers a referral incentive consisting of a $30 credit for them and for the customer they referred. The majority of referral customers do not use the incentive program.

Footer Click-Throughs. New customers also come to us by clicking on the Constant Contact link included in the footer of substantially all of the approximately 1.9 billion emails currently sent by our existing customers each month.

Sales Efforts

Communications Consultants. As of December 31, 2009, we employed a team of 58 phone-based sales professionals who call U.S., Canadian and United Kingdom based trial customers to assist them in their initial use of our products and encourage conversion to a paid subscription.

Local Evangelism. As of December 31, 2009, we employed a team of 17 regional development directors who are focused on educating small organizations as to the benefits of our products in their local markets. These employees are located across the United States and typically provide free local seminars to chambers of commerce and other small business groups about email marketing, event marketing, survey and related topics.

Distance Learning. We offer free online webinars to prospects and customers on a wide variety of topics designed to educate them about the benefits of email marketing, event marketing and surveys and guide them in the use of our products.

Other Marketing Initiatives

Press Relations and Thought Leadership. We leverage our customer base as a survey panel to assess small business expectations around major press cycles such as Valentine's Day and the December holiday season. We publish the results and seek to get print and radio coverage of our results. We also publish email marketing, event marketing and survey best practices and advice through our *Hints & Tips* newsletters and a monthly column in Entrepreneur.com. In addition, in 2009, one of our executive officers authored *The Constant Contact Guide to Email Marketing*, which was published by Wiley Publishing. These efforts enhance our brand awareness and industry leadership.

Website Marketing. We continuously measure both website visitor-to-trial conversion and trial-to-paying conversion. We test messaging, graphics and layout alternatives in order to improve conversion from website visitor to trial customer and from trial customer to paying customer. We also seek to customize our website with vertical or usage-specific messaging whenever possible. We carefully analyze website and trial customer usage to understand and overcome barriers to conversion.

Vertical Marketing. We specifically develop marketing programs and target public relations efforts at certain vertical markets that have demonstrated an affinity for our products. We adjust our target vertical markets based on our existing customer base, market opportunity and overall value to our business.

Community. We maintain an online user community for both trial and paying customers with discussion boards, a resource center, member spotlights and other features. As of December 31, 2009, we had in excess of 33,000 members of the community.

Small Business Organization Initiatives. We partner with chambers of commerce, small business development centers and SCORE chapters to offer our products, educational resources and knowledge base to their members. We typically offer the chamber, center or chapter a free account and discounts to their members.

In the years ended December 31, 2009, 2008 and 2007, we spent approximately $61.0 million, $42.9 million and $27.4 million, respectively, on sales and marketing. Our cost of customer acquisition during the years ended December 31, 2009, 2008 and 2007 was approximately $350, $304 and $257, respectively, per email marketing customer, defined as our total annual sales and marketing expense divided by the gross number of email marketing customers added during the year.

Technology and Operations

Our on-demand products use a central application and a single software code base with unique accounts for each customer. As a result, we are able to spread the cost of providing our products across our entire customer base. In addition, because we have one central application, we believe we are able to scale our business to meet increases in demand for our products. Scalability is achieved through advanced use of application partitioning to allow for horizontal scaling across multiple sets of applications. This enables individual application subsystems to scale independently as required by volume and usage.

Our production system hardware and the disaster recovery hardware for our production system are each co-located in third-party hosting facilities located in Eastern Massachusetts. One facility is owned and operated by Digital 55 Middlesex, LLC, an affiliate of Digital Realty Trust, Inc., and they provide services to us under an agreement that expires in December 2013. The second facility is owned and operated by Internap Network Services Corporation and they provide services to us under an agreement that expires in March 2011. Both facilities provide around-the-clock security personnel, video surveillance and access controls, and are serviced by onsite electrical generators, fire detection and suppression systems. Both facilities also have multiple Tier 1 interconnects to the Internet.

We own all of the hardware deployed in support of our platform. We continuously monitor the performance and availability of our products. We have a highly available, scalable infrastructure that utilizes load-balanced web server pools, redundant interconnected network switches and firewalls, replicated databases, and fault-tolerant storage devices. Production data is backed up on a daily basis and stored in multiple locations to ensure transactional integrity and restoration capability.

Changes to our production environment are tracked and managed through a formal maintenance request process. Production hardware changes are handled much the same as software product releases and are first tested on a quality system, then verified in a staging environment, and finally deployed to the production system, which we generally seek to accomplish without system downtime. As of December 31, 2009, we had 36 employees working in our operations organization.

Research and Development

We have made substantial investments in research and development, and expect to continue to do so as a part of our strategy to continually improve the ease of use and technological scalability of our existing products as well as to develop new features and product offerings. As of December 31, 2009, we had 129 employees working in our engineering and product strategy organizations. Our product strategy organization, which directs our research and development efforts, includes market analysts, product managers, and website and user interface designers. This group also performs competitive and market analysis and oversees product pricing as well as systematic product usability testing.

In 2009, we launched Constant Contact Labs. Guided by the longer term needs of our business, Constant Contact Labs researches, experiments and prototypes new technologies and introduces these new technologies to the mainstream development and operations teams for use and inclusion in future product delivery. In 2009, Constant Contact Labs developed an application for the iPhone® that enables our customers to review the status of their email campaigns in detail and add new contacts. Constant Contact Labs also developed a

Facebook "Join My List" application that enables our customers, who are also using Facebook, to easily add email addresses of their friends and fans to their contact lists.

Our research and development expense totaled approximately $18.4 million for 2009, $15.1 million for 2008 and $10.3 million for 2007.

Competition

The market for email marketing vendors is fragmented, competitive and evolving. We believe the following are the principal competitive factors in the email marketing market:

- product functionality, performance and reliability;
- integrated solutions;
- customer support and education;
- email deliverability rates;
- product scalability;
- ease of use; and
- cost.

The email marketing market is divided into two segments — vendors who are focused on the small to medium size business, or SMB, market and vendors who are focused on the enterprise market. We primarily compete with vendors focused on the SMB market. Some of the vendors who are focused on the SMB market include: Vertical Response, Inc., iContact Corporation, AWeber Systems, Inc., Protus, Inc. (Campaigner®), Emma, Inc., The Rocket Science Group LLC (MailChimp™) and Vistaprint N.V. These vendors typically charge a low monthly entry fee or a low fee per number of emails sent.

Vendors that are focused on the enterprise market include Alterian Inc., ExactTarget, Inc., Responsys Inc., Silverpop Systems Inc., StrongMail Systems, Inc. and CheetahMail, Inc. (a subsidiary of Experian Group Limited). We believe enterprise email marketing vendors charge their customers significantly more per month than we do and provide a full-service model, which generally includes an account executive and creative team who often assist with content development. While we currently do not generally compete with vendors focusing on enterprise customers, we may face competition from them in the future.

We may also face future competition in the email marketing market from new companies entering our market, which may include large, established companies, such as Microsoft Corporation, Google Inc. or Yahoo! Inc.

Barriers to entry into our market are relatively low, which allows new entrants to enter the market without significant impediments and large, established companies to develop their own competitive products or acquire or establish cooperative relationships with our competitors. In addition, these companies may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. These potential competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. These competitors may have more extensive customer bases and broader customer relationships than we do that they could leverage to obtain a significant portion of the email marketing market. In addition, these competitors may have longer operating histories and greater name recognition than we do. Moreover, if one or more of our competitors were to merge or partner with another of our competitors or a new market entrant, the change in competitive landscape could adversely affect our ability to compete effectively. Finally, one or more of these businesses could decide to offer a competitive email marketing product at no cost or low cost in order to generate revenue as part of a larger product offering.

Our new event marketing product competes with offerings by Eventbrite, Inc., Evite, LLC (a wholly-owned, operating business of IAC/InterActiveCorp), Regonline, (a division of The Active Network, Inc.), 123Signup AMS, Inc., Pingg Corp., Acteva.com, Punchbowl Software, Inc., BonaSource Inc. (Wild Apricot™) and with r.s.v.p offerings from some of our email marketing competitors. Our survey product competes with similar offerings by Zoomerang (a division of Market Tools, Inc.) and Surveymonkey.com Corporation and with offerings from some of our email marketing competitors.

Government Regulation

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes requirements for commercial email and specifies penalties for commercial email that violates the Act. In addition, the CAN-SPAM Act gives consumers the right to require emailers to stop sending them commercial email.

The CAN-SPAM Act covers email sent for the primary purpose of advertising or promoting a commercial product, service, or Internet website. The U.S. Federal Trade Commission, a federal consumer protection agency, is primarily responsible for enforcing the CAN-SPAM Act, and the U.S. Department of Justice, other federal agencies, State Attorneys General, and ISPs also have authority to enforce certain of its provisions.

The CAN-SPAM Act's main provisions include:

- prohibiting false or misleading email header information;
- prohibiting the use of deceptive subject lines;
- ensuring that recipients may, for at least 30 days after an email is sent, opt out of receiving future commercial email messages from the sender, with the opt-out effective within 10 days of the request;
- requiring that commercial email be identified as a solicitation or advertisement unless the recipient affirmatively permitted the message; and
- requiring that the sender include a valid postal address in the email message.

The CAN-SPAM Act also prohibits unlawful acquisition of email addresses, such as through directory harvesting, and transmission of commercial emails by unauthorized means, such as through relaying messages with the intent to deceive recipients as to the origin of such messages.

Violations of the CAN-SPAM Act's provisions can result in criminal and civil penalties, including statutory penalties that can be based in part upon the number of emails sent, with enhanced penalties for commercial emailers who harvest email addresses, use dictionary attack patterns to generate email addresses, and/or relay emails through a network without permission.

The CAN-SPAM Act acknowledges that the Internet offers unique opportunities for the development and growth of frictionless commerce, and the CAN-SPAM Act was passed, in part, to enhance the likelihood that wanted commercial email messages would be received. We believe we are a leader in developing policies and practices affecting our industry and that our permission-based email marketing model and our anti-spam policy are compatible with current CAN-SPAM Act regulatory requirements. We are a founding member of the Email Sender and Provider Coalition, or ESPC, a cooperative industry organization founded to develop and implement industry-wide improvements in spam protection and solutions to prevent inadvertent blocking of legitimate commercial email. We maintain high standards that apply to all of our customers, including non-profits and political organizations, whether or not they are covered by the CAN-SPAM Act.

The CAN-SPAM Act preempts, or blocks, most state restrictions specific to email, except for rules against falsity or deception in commercial email, fraud and computer crime. The scope of these exceptions, however, is not settled, and some states have adopted email regulations that, if upheld, could impose liabilities and compliance burdens on us and on our customers in addition to those imposed by the CAN-SPAM Act.

Moreover, some foreign countries, including the countries of the European Union and Israel, have regulated the distribution of commercial email and the online collection and disclosure of personal information. Foreign governments may attempt to apply their laws extraterritorially or through treaties or other arrangements with U.S. governmental entities.

Our customers may be subject to the requirements of the CAN-SPAM Act, and/or other applicable state or foreign laws and regulations affecting email marketing. If our customers' email campaigns are alleged to violate applicable email laws or regulations and we are deemed to be responsible for such violations, or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to liability.

Our standard terms and conditions require our customers to comply with laws and regulations applicable to their email marketing campaigns and to implement any required regulatory safeguards. We take additional steps to facilitate our customers' compliance with the CAN-SPAM Act, including the following:

- new customers signing up for our services must agree that they will send email through our service only to persons who have given their permission;
- when an email contact list is uploaded, the customer must certify that it has permission to email each of the addressees;
- when an individual indicates that they want to be added to a mailing list, they may receive a confirmation email and may be required to confirm their intent to be added to the contact list, through a process called double opt-in;
- we electronically inspect all of our customers' email contact lists to check for spam traps, dictionary attack patterns and lists that fail to meet our permission standards; and
- for customers with large email address lists, we conduct list review interviews to verify that the list is properly acquired and permission-based and that the proposed messages meet our content standards. Initial campaigns using such lists are conducted in stages, so that we can terminate the campaign early if the use of the list generates an unusually high number of complaints.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark, patent and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have filed one pending patent application.

Others may develop products that are similar to our technology. We enter into confidentiality and other written agreements with our employees, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. These confidentiality and other written agreements, however, offer only limited protection, and we may not be able to enforce our rights under such agreements. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our product. Policing unauthorized use of our products and intellectual property rights is difficult and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology or intellectual property rights.

"Constant Contact®" is a registered trademark in the United States and in the European Union. We also hold trademarks and service marks identifying certain of our products or features of our products.

Employees

As of December 31, 2009, we employed a total of 625 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relations with our employees are good.

Facilities

Our corporate headquarters, including our principal administrative, marketing, sales and support and research and development organizations, is located in Waltham, Massachusetts. We currently lease approximately 111,000 square feet in this facility under a lease agreement that expires in September, 2015 with one five-year extension option. We expect to occupy additional space in this facility under the current lease agreement. As of December 31, 2009, 480 of our employees were based in this facility. We also lease approximately 50,000 square feet of office space in Loveland, Colorado under a lease agreement that will expire in April 2019 with three three-year extension options. We occupy approximately 25,000 square feet of the facility and expect to occupy the remainder of the facility in April 2010. This facility is used for sales and support personnel and, as of December 31, 2009, 122 employees were based in this location. We also lease a small amount of general office space in Delray, Florida under a lease agreement that expires in July 2012. This facility is used for research and development personnel and, as of December 31, 2009, five employees were based in this location. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

ITEM 1A. *RISK FACTORS*

Our business is subject to numerous risks. We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those anticipated in forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make in our reports filed with the SEC.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

If we are unable to attract new customers and retain existing customers on a cost-effective basis, our business and results of operations will be affected adversely.

To succeed, we must continue to attract and retain a large number of customers on a cost-effective basis, many of whom have not previously used an email marketing service. We rely on a variety of methods to attract new customers, such as paying providers of online services, search engines, directories and other websites to provide content, advertising banners and other links that direct customers to our website, national radio advertising, television advertising and including a link to our website in substantially all of our customers' emails. In addition, we are committed to providing our customers with a high level of support. As a result, we believe many of our new customers are referred to us by existing customers. If we are unable to use any of our current marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers or retain existing customers on a cost-effective basis and, as a result, our revenue and results of operations would be affected adversely.

Current economic conditions may further negatively affect the small business sector, which may cause our customers to terminate existing accounts with us or cause potential customers to fail to purchase our products, resulting in a decrease in our revenue and impairing our ability to operate profitably.

Our email marketing, event marketing and survey products are designed specifically for small organizations, including small businesses, associations and non-profits that frequently have limited budgets and may be more likely to be significantly affected by economic downturns than their larger, more established counterparts. Small organizations may choose to spend the limited funds that they have on items other than our products and may experience higher failure rates. Moreover, if small organizations experience economic hardship, they may be unwilling or unable to expend resources on marketing, including email marketing, which would negatively affect the overall demand for our products, increase customer attrition and could cause our revenue to decline. In addition, we have limited experience operating our business during an economic downturn. Accordingly, we do not know if our current business model will continue to operate effectively during the current economic downturn. Furthermore, we are unable to predict the likely duration and severity of the current adverse economic conditions in the U.S. and other countries, but the longer the duration the greater risks we face in operating our business. There can be no assurance, therefore, that current economic conditions or worsening economic conditions, or a prolonged or recurring recession, will not have a significant adverse impact on our operating and financial results.

Our business is substantially dependent on the market for email marketing services for small organizations.

We derive, and expect to continue to derive, substantially all of our revenue from our email marketing product for small organizations, including small businesses, associations and non-profits. As a result, widespread acceptance of email marketing among small organizations is critical to our future growth and success. The overall market for email marketing and related services is relatively new and still evolving, and small organizations have generally been slower than larger organizations to adopt email marketing as part of their marketing mix. There is no certainty regarding how or whether this market will develop, or whether it will experience any significant contractions. Our ability to attract and retain customers will depend in part on our ability to make email marketing convenient, effective and affordable. If small organizations determine that email marketing does not sufficiently benefit them or utilize alternative or new electronic methods of communicating with their customers, existing customers may cancel their accounts and potential customers may decide not to adopt email marketing. In addition, many small organizations lack the technical expertise to effectively send email marketing campaigns. As technology advances, however, small organizations may establish the capability to manage their own email marketing and therefore may have no need for our email marketing product. If the market for email marketing services fails to grow or grows more slowly than we currently anticipate, demand for our services may decline and our revenue would suffer.

U.S. federal legislation entitled Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing product, and establishes financial penalties for non-compliance, which could increase the costs of our business.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult or other harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act. The ability of our customers' constituents to opt out of receiving commercial emails may minimize the effectiveness of our email marketing product. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our business, and our reputation would suffer. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or increase our operating costs.

In the event we are unable to minimize the loss of our existing customers or to grow our customer base by adding new customers, our operating results will be adversely affected.

Our growth strategy requires us to minimize the loss of our existing customers and grow our customer base by adding new customers. Customers cancel their accounts for many reasons, including economic concerns, business failure or a perception that they do not use our product effectively, the service is a poor value and they can manage their email campaigns without our product. In some cases, we terminate an account because the customer fails to comply with our standard terms and conditions. We must continually add new customers to replace customers whose accounts are cancelled or terminated, which may involve significantly higher marketing expenditures than we currently anticipate. If too many of our customers cancel our service, or if we are unable to attract new customers in numbers sufficient to grow our business, our operating results would be adversely affected.

If the security of our customers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option.

Our system stores our customers' proprietary email distribution lists, credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, as we continue to grow our customer base and our brand becomes more widely known and recognized, we may become a more inviting target for third parties seeking to compromise our security systems. Many states, including Massachusetts, have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers. If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

Our existing general liability insurance may not cover any, or only a portion of any potential claims to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating losses and reduce our net worth and working capital.

Evolving regulations concerning data privacy may restrict our customers' ability to solicit, collect, process and use data necessary to conduct email marketing campaigns or to send surveys and analyze the results or may increase their costs, which could harm our business.

Federal, state and foreign governments have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing or use of consumers' personal information. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals' consent to use personal information for certain purposes. Other proposed legislation could, if enacted, prohibit or limit the use of certain technologies that track individuals' activities on web pages or that record when individuals click through to an Internet address contained in an email message. Such laws and regulations could restrict our customers' ability to collect and use email addresses, page viewing data, and personal information, which may reduce demand for our products. They may also negatively impact our ability to effectively market our products.

As Internet commerce develops, federal, state and foreign governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to our products. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our customers in the form of increased subscription fees. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or via email. Such taxes could discourage the use of the Internet and email as a means of commercial marketing, which would adversely affect the viability of our products.

As we attempt to expand our customer base through our marketing efforts, our new customers may use our products differently than our existing customers and, accordingly, our business model may not be as efficient at attracting and retaining new customers.

As we attempt to expand our customer base, our new customers may use our products differently than our existing customers. For example, a greater percentage of new customers may take advantage of the free trial period we offer but ultimately choose to use another form of marketing to reach their constituents. If our new customers are not as loyal as our existing customers, our attrition rate will increase and our customer referrals will decrease, which would have an adverse effect on our results of operations. In addition, as we seek to expand our customer base, we expect to increase our spending on sales and marketing activities in order to attract new customers, which will increase our operating costs. There can be no assurance that these sales and marketing efforts will be successful.

The market in which we participate is highly competitive and, if we do not compete effectively, our operating results could be harmed.

The market for our products is highly competitive and rapidly changing, and the barriers to entry are relatively low. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

Our principal email marketing competitors include providers of email marketing products for small to medium size businesses such as Vertical Response, Inc., iContact Corporation, AWeber Systems, Inc., Protus, Inc. (Campaigner®), Emma, Inc., The Rocket Science Group LLC (MailChimp™) and VistaPrint Limited, as well as the in-house information technology capabilities of prospective customers. Competition could result in reduced sales, reduced margins or the failure of our email marketing product to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, there are a number of other vendors that are focused on providing email marketing products for larger organizations, including Alterian Inc., ExactTarget, Inc., Responsys Inc., Silverpop Systems Inc., StrongMail Systems, Inc. and CheetahMail, Inc. (a subsidiary of Experian Group Limited). While we do not compete currently with vendors of email marketing products serving larger customers, we may face future competition from these providers if they determine that our target market presents an opportunity for them. Finally, in the future, our email marketing product may experience competition from Internet Service Providers, or ISPs, advertising and direct marketing agencies and other large established businesses, such as Microsoft Corporation, Google Inc. or Yahoo! Inc., possessing large, existing customer bases, substantial financial resources and established distribution channels. If these companies decide to develop, market or resell competitive email marketing products, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. In addition, one or more of these entities could decide to offer a competitive email marketing product at no cost or low cost in order to generate revenue as part of a larger product offering.

In addition, our other products face intense competition. Our new event marketing product competes with offerings by Eventbrite, Inc., Evite, LLC (a wholly-owned, operating business of IAC/InterActiveCorp),

Regonline, (a division of The Active Network, Inc.), 123Signup AMS, Inc., Pingg Corp., Acteva.com, Punchbowl Software, Inc., BonaSource Inc. (Wild Apricot™) and with r.s.v.p offerings from some of our email marketing competitors. Our survey product competes with similar offerings by Zoomerang (a division of Market Tools, Inc.) and Surveymonkey.com Corporation and with similar offerings from some of our email marketing competitors.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. In addition, these companies may have longer operating histories and greater name recognition than we have and may be able to bundle email marketing, event marketing or survey products with other products that have already gained widespread market acceptance and offer them at no cost or low cost. These competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. If we are unable to compete with such companies, the demand for our products could substantially decline.

Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our products and result in a loss of customers.

The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, level of customer service, reputation and ability to attract new customers and retain existing customers. Our production system hardware and the disaster recovery operations for our production system hardware are co-located in third-party hosting facilities. One facility is owned and operated by Digital 55 Middlesex, LLC, an affiliate of Digital Realty Trust, Inc., and is located in Bedford, Massachusetts. The other facility is owned and operated by Internap Network Services Corporation and is located in Somerville, Massachusetts. Neither Digital nor Internap guarantees that our customers' access to our products will be uninterrupted, error-free or secure. Our operations depend on Digital's and Internap's ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. In the event that our arrangement with Digital or Internap is terminated, or there is a lapse of service or damage to the Digital or Internap facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. In addition, our customer support services, which are located at our headquarters in Waltham, Massachusetts and at our sales and support office in Loveland, Colorado, would experience interruptions as a result of any disruption of electrical, phone or any other similar facility support services. Any interruptions or delays in access to our products or customer support, whether as a result of Digital, Internap, or other third-party error, our own error, natural disasters, security breaches or malicious actions, such as denial-of-service or similar attacks, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors could damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition and results of operations.

Our production disaster recovery system is located at one of our third-party hosting facilities. Our corporate disaster recovery system is located at our headquarters in Waltham, Massachusetts. Neither system provides real time backup or has been tested under actual disaster conditions and neither system may have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our production system hardware and the disaster recovery operations for our production system hardware are irreparably damaged or destroyed, we would experience interruptions in access to our products. Moreover, our headquarters, our production system hardware and the disaster recovery operations for our production system hardware are all located within several miles of each other. As a result, any regional disaster could affect all three locations equally. Any or all of these events could cause our customers to lose access to our products.

If the delivery of our customers' emails is limited or blocked, the fees we may be able to charge for our email marketing product may not be accepted by the market and customers may cancel their accounts.

ISPs can block emails from reaching their users. The implementation of new or more restrictive policies by ISPs may make it more difficult to deliver our customers' emails. We continually improve our own technology and work closely with ISPs to maintain our deliverability rates. If ISPs materially limit or halt the delivery of our customers' emails, or if we fail to deliver our customers' emails in a manner compatible with ISPs' email handling or authentication technologies or other policies, then the fees we charge for our email marketing product may not be accepted by the market, and customers may cancel their accounts. Some of the internet protocol addresses associated with our products are owned and controlled by Internap Network Services Corporation. We are currently migrating to internet protocol addresses owned and controlled solely by us. If we experience difficulties with this migration, our deliverability rates could suffer and it could undermine the effectiveness of our customers' email marketing campaigns. This, in turn, could harm our business and financial performance.

If we fail to promote and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing and maintaining awareness of the Constant Contact brand in a cost-effective manner is critical to our goal of achieving widespread acceptance of our existing and future products and attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our industry increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the effectiveness and affordability of our products for our target customer demographic. Historically, our efforts to build our brand have involved significant expense, and it is likely that our future marketing efforts will require us to incur additional significant expenses. Such brand promotion activities may not yield increased revenue and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose our existing customers to our competitors or be unable to attract new customers, which would cause our revenue to decrease.

We depend on search engines to attract a significant percentage of our customers, and if those search engines change their listings or our relationship with them deteriorates or terminates, we may be unable to attract new customers, which would adversely affect our business and results of operations.

Many of our customers located our website by clicking through on search results displayed by search engines such as Google, Yahoo! and Bing™. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract a significant percentage of the customers we serve to our website. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our website, requiring us to resort to other costly resources to replace this traffic, which, in turn, could reduce our revenue and negatively impact our operating results, harming our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenue could decline and our business may suffer. The cost of purchased search listing advertising fluctuates and may increase as demand for these channels grows, and any such increases could negatively affect our financial results.

The success of our business depends on the continued growth and acceptance of email as a communications tool, and the related expansion and reliability of the Internet infrastructure. If consumers do not continue to use email or alternative communications tools gain popularity, demand for our email marketing products may decline.

The future success of our business depends on the continued and widespread adoption of email as a primary means of communication. Security problems such as "viruses," "worms" and other malicious programs or reliability issues arising from outages and damage to the Internet infrastructure could create the perception that email is not a safe and reliable means of communication, which would discourage businesses and consumers from using email. Use of email by businesses and consumers also depends on the ability of ISPs to prevent unsolicited bulk email, or "spam," from overwhelming consumers' inboxes. In recent years, ISPs have developed new technologies to filter unwanted messages before they reach users' inboxes. In response, spammers have employed more sophisticated techniques to reach consumers' inboxes. Although companies in the anti-spam industry have started to address the techniques used by spammers, if security problems become widespread or frequent or if ISPs cannot effectively control spam, the use of email as a means of communication may decline as consumers find alternative ways to communicate. In addition, if alternative communications tools, such as those available on social networking sites, gain widespread acceptance, the need for email may lessen. Any decrease in the use of email would reduce demand for our email marketing product and harm our business.

Various private spam blacklists have in the past interfered with, and may in the future interfere with, the effectiveness of our products and our ability to conduct business.

We depend on email to market to and communicate with our customers, and our customers rely on email to communicate with their customers and members. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain "blacklists" of companies and individuals, and the websites, ISPs and Internet protocol addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company's Internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities and, in the future, our other Internet protocol addresses may also be listed with these and other blacklisting entities. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services and communicate with our customers and could undermine the effectiveness of our customers' email marketing campaigns, all of which could have a material negative impact on our business and results of operations.

Any efforts we may make in the future to promote our services to market segments other than small organizations or to expand our product offerings beyond email marketing may not succeed.

To date, we have largely focused our business on providing our email marketing product for small organizations, but we may in the future seek to serve other market segments and expand our service offerings. In 2007, we introduced our survey product and our add-on email archive service that enables our customers to archive their past email campaigns. In the fourth quarter of 2009, we launched our event marketing product. Any efforts to expand beyond the small organization market or to introduce new products beyond our email marketing product, including our event marketing and survey products, may not result in revenue growth, may divert management resources from our existing operations and require us to commit significant financial resources to an unproven business or product, which may harm our financial performance.

Our customers' use of our products and website to transmit negative messages or website links to harmful applications could damage our reputation, and we may face liability for unauthorized, inaccurate or fraudulent information distributed via our products.

Our customers could use our products or website to transmit negative messages or website links to harmful applications, reproduce and distribute copyrighted and trademarked material without permission, or report inaccurate or fraudulent data or information. Any such use of our products could damage our reputation and we could face claims for damages, copyright or trademark infringement, defamation, negligence or fraud. Moreover, our customers' promotion of their products and services through our products may not comply with federal, state and foreign laws. We cannot predict whether our role in facilitating these activities would expose us to liability under these laws. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Our existing general liability insurance may not cover any, or only a portion of any potential claims to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would adversely affect our results of operations and reduce our net worth and working capital.

Our business may be negatively impacted by seasonal trends.

Sales of our products are impacted by seasonality. Typically, the fourth calendar quarter is our strongest quarter for customer growth because our prospective customers communicate more frequently with their customers and members during this time. Accordingly, we increase our sales and marketing activities at the end of the third quarter and during the fourth quarter. Our customer growth in the second and third quarters is typically slower as we move into the summer months, and in response, we moderate certain of our customer acquisition activities, which may magnify the seasonal trends. If these seasonality trends change materially, our financial and operating results for any given quarter may be negatively impacted and may differ materially from results in prior quarterly periods.

If we fail to enhance our existing products or develop new products, our products may become obsolete or less competitive and we could lose customers.

If we are unable to enhance our existing products or develop new products that keep pace with rapid technological developments and meet our customers' needs, our business will be harmed. Creating and designing such enhancements and new products entail significant technical and business risks and require substantial expenditures and lead-time, and there is no guarantee that such enhancements and new products will be completed in a timely fashion. Nor is there any guarantee that any new product offerings will gain acceptance among our email marketing customers or by the broader market. For example, our existing email marketing customers may not view any new product as complementary to our email product offerings and therefore decide not to purchase such product. If we cannot enhance our existing services or develop new products or if we are not successful in selling such enhancements and new products to our customers, we could lose customers or have difficulty attracting new customers, which would adversely impact our financial performance.

Our relationships with our channel partners may be terminated or may not continue to be beneficial in generating new email marketing customers, which could adversely affect our ability to increase our customer base.

We maintain a network of active channel partners, which include national small business service providers and local small business service providers such as web developers and marketing agencies, which refer customers to us through links on their websites and outbound promotion to their customers. If we are unable to maintain our contractual relationships with existing channel partners or establish new contractual relationships with potential channel partners, we may experience delays and increased costs in adding customers, which could have a material adverse effect on us. The number of customers we are able to add through these marketing relationships is dependent on the marketing efforts of our partners over which we exercise very little control, and a significant decrease in the number of gross customer additions generated through these relationships could adversely affect the size of our customer base and revenue.

Competition for employees in our industry is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled technical and marketing personnel is intense and we continue to face difficulty identifying and hiring qualified personnel in certain areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, particularly in high-technology industries, often consider the value of any equity they may receive in connection with their employment. As a result, any significant volatility in the price of our stock may adversely affect our ability to attract or retain highly skilled technical and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

Our anticipated growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our anticipated growth, we may not be able to successfully implement our business plan.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational and financial reporting infrastructure.

Our success will depend in part on the ability of our senior management to manage this expected growth effectively. To do so, we believe we will need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems, which includes fully migrating to a new customer billing system in 2010. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, we will be unable to execute our business plan.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officers and other key technical and marketing personnel, each of whom would be difficult to replace. In particular, Gail F. Goodman, our Chairman, President and Chief Executive Officer, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Ms. Goodman or other executive officers or key personnel and the process to replace any of our key personnel would involve significant time and expense, may take longer than anticipated and may significantly delay or prevent the achievement of our business objectives.

We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service and that requires us to closely monitor our usage to ensure that we remain in compliance with any applicable licensing requirements.

We rely on computer hardware purchased and software licensed from third parties in order to offer our products, including hardware and software from such large vendors as International Business Machines Corporation, Dell Computer Corporation, 3PAR Inc., Oracle Corporation, Juniper Networks, Inc. and EMC Corporation. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to access our services until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our services could upset our customers and harm our business. In addition, if we fail to remain in compliance with the licensing requirements related to any third-party computer hardware and software we use, we may be subject to unanticipated expenses, auditing costs, penalties and the loss of such hardware and software, all of which could have a material adverse effect on our financial condition and results of operations.

If we are unable to protect the confidentiality of our unpatented proprietary information, processes and know-how and trade secrets, the value of our technology and products could be adversely affected.

We rely upon unpatented proprietary technology, processes and know-how and trade secrets. Although we try to protect this information in part by executing confidentiality agreements with our employees, consultants and third parties, such agreements may offer only limited protection and may be breached. Any unauthorized disclosure or dissemination of our proprietary technology, processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes and know-how or our trade secrets are disclosed, the value of our technology and services could be adversely affected, which could negatively impact our business, financial condition and results of operations.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue sales of our products, or to release our software code under the terms of an open source license, any of which could materially adversely affect our business. Given the nature of open source software, there is also a risk that third parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The risks associated with intellectual property infringement claims are discussed immediately below.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business may be adversely affected.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could:

- divert management's attention;

- result in costly and time-consuming litigation;
- require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all;
- in the case of open source software-related claims, require us to release our software code under the terms of an open source license; or
- require us to redesign our software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our agreements with our channel partners require us to indemnify them for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling on any such claim. Even if we have not infringed any third parties' intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all and we may be required to pay significant monetary damages to such third party.

Providing our products to customers outside the United States exposes us to risks inherent in international business.

Customers in more than 140 countries and territories currently use our email marketing product, and we expect to expand our international operations in the future. Accordingly, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in the United States. The risks and challenges associated with providing our products to customers outside the United States include:

- localization of our products, including translation into foreign languages and associated expenses;
- laws and business practices favoring local competitors;
- compliance with multiple, conflicting and changing governmental laws and regulations, including tax, email marketing, privacy and data protection laws and regulations;
- foreign currency fluctuations;
- different pricing environments;
- difficulties in staffing and maintaining foreign operations; and
- regional economic and political conditions.

We have incurred net losses in the past and expect to incur net losses in the future.

We have incurred net losses in the past and we expect to incur net losses in the future. As of December 31, 2009, our accumulated deficit was $46.1 million. Our recent net losses were $1.3 million for the year ended December 31, 2009, $2.1 million for the year ended December 31, 2008 and $8.3 million for the year ended December 31, 2007. Our quarters ended September 30, 2009, June 30, 2009 and March 31, 2008 were the only quarters in which we generated a profit. There is no guarantee we will be profitable in the future. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may not be profitable in any future period. Our recent revenue growth may not be indicative of our future performance. In future periods, we may not have any revenue growth, or our revenue could decline.

We are incurring significant costs as a result of operating as a public company, and our management has been, and will continue to be, required to devote substantial time to compliance initiatives.

The Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the SEC and the NASDAQ Stock Market, require public companies to meet certain corporate governance standards. Our management and other personnel are devoting a substantial amount of time to these compliance initiatives. Moreover, as a public company, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In order to comply with Section 404 of the Sarbanes-Oxley Act's requirements relating to internal control over financial reporting, we incur substantial accounting expense and expend significant management time on compliance-related issues. We expect to continue to incur such expenses and expend such time in the future. In addition, we will continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If in the future we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to use net operating loss carryforwards in the United States may be limited.

As of December 31, 2009 we had net operating loss carryforwards of $39.2 million for U.S. federal tax purposes and $9.3 million for state tax purposes. These loss carryforwards expire at varying dates between 2010 and 2029. To the extent available, we intend to use these net operating loss carryforwards to reduce the corporate income tax liability associated with our operations, if any. Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. While we do not believe that our public stock offerings and prior private financings have resulted in ownership changes that would limit our ability to utilize net operating loss carryforwards, any subsequent ownership changes could result in such a limitation. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could have a negative effect on our financial results.

Our quarterly results may fluctuate and if we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

Our quarterly operating results may fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:

- our ability to retain existing customers, attract new customers and satisfy our customers' requirements;
- general economic conditions;
- changes in our pricing policies;
- our ability to expand our business;
- the effectiveness of our personnel;
- new product and service introductions;
- technical difficulties or interruptions in our services as a result of our actions or those of third parties;
- the timing of additional investments in our hardware and software systems;
- the seasonal trends in our business;

- regulatory compliance costs;
- costs associated with future acquisitions of technologies and businesses; and
- extraordinary expenses such as litigation or other dispute-related settlement payments.

Some of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute the ownership of our existing stockholders.

We have historically relied on outside financing and cash from operations to fund our operations, capital expenditures and growth. We may require additional capital from equity or debt financing in the future to:

- fund our operations;
- respond to competitive pressures;
- take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and
- develop new products or enhancements to existing products.

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may engage in future acquisitions that could disrupt our business, dilute stockholder value and harm our business, operating results or financial condition.

We have, from time to time, evaluated acquisition opportunities and may pursue acquisition opportunities in the future. We have not made any material acquisitions to date and, therefore, our ability as an organization to make and integrate significant acquisitions is unproven. Moreover, acquisitions involve numerous risks, including:

- an inability to locate a suitable acquisition candidate or technology or acquire a desirable candidate or technology on favorable terms;
- difficulties in integrating personnel and operations from the acquired business or acquired technology with our existing technology and products and in retaining and motivating key personnel from the business;
- disruptions in our ongoing operations and the diversion of our management's attention from their day-to-day responsibilities associated with operating our business;
- increases in our expenses that adversely impact our business, operating results and financial condition;
- potential write-offs of acquired assets and increased amortization expense related to identifiable assets acquired; and
- potentially dilutive issuances of equity securities or the incurrence of debt.

In addition, any acquisition we complete may not ultimately strengthen our competitive position or achieve our goals, or such an acquisition may be viewed negatively by our customers, stockholders or the financial markets.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK

The market price of our common stock has been and may continue to be volatile.

The trading price of our common stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors. Some of the factors that may cause the market price of our common stock to fluctuate include:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in estimates of our financial results or recommendations by securities analysts;
- changes in general economic, industry and market conditions;
- failure of any of our products to achieve or maintain market acceptance;
- changes in market valuations of similar companies;
- success of competitive products;
- changes in our capital structure, such as future issuances of securities or the incurrence of debt;
- announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;
- regulatory developments in the United States, foreign countries or both;
- litigation involving our company, our general industry or both;
- additions or departures of key personnel; and
- investors' general perception of us.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and second amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Among other things, our restated certificate of incorporation and second amended and restated bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to impede or delay a takeover attempt;
- establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;
- require that directors only be removed from office for cause and only upon a supermajority stockholder vote;
- provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
- limit who may call special meetings of stockholders;
- prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and
- require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and second amended and restated bylaws.

We do not currently intend to pay dividends on our common stock and, consequently, the ability to achieve a return on an investment in our common stock will depend on appreciation in the price of our common stock.

We do not expect to pay cash dividends on our common stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We conduct our operations in leased facilities. We currently lease approximately 111,000 square feet of office space in Waltham, Massachusetts pursuant to a lease agreement that expires in September 2015 with one five-year extension option. This facility serves as our corporate headquarters. The functions performed at our headquarters include finance, human resources, legal, marketing, sales, customer support, operations, product strategy and research and development. We expect to occupy additional space in this facility under our current lease agreement over the next three years.

In Loveland, Colorado, we lease approximately 50,000 square feet of office space under a lease agreement that will expire in April 2019 with three three-year extension options. We occupy approximately 25,000 square feet of the facility and expect to occupy the remainder of the office space in April 2010. This facility is used for sales and support personnel. In addition, we lease approximately 2,000 square feet of office space in Delray, Florida pursuant to a lease agreement that expires in July 2012 for research and development personnel.

Our production system hardware and the disaster recovery hardware for our production system are each co-located in third-party hosting facilities located in Eastern Massachusetts. One facility is owned and operated by Digital 55 Middlesex, LLC, an affiliate of Digital Realty Trust, Inc., which provides services to us under an agreement that expires in December 2013. The other facility is owned and operated by Internap Network Services Corporation, which provides services to us under an agreement that expires in March 2011.

We believe that the total space available to us in the facilities under our current leases and third-party hosting arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

For more information about our lease and third-party hosting commitments, see Note 10 to our consolidated financial statements, *Commitments and Contingencies*, included elsewhere in this Annual Report on Form 10-K.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in our opinion, would have a material adverse effect on our business, results of operations or financial condition.

ITEM 4. *RESERVED*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Certain Information Regarding the Trading of Our Common Stock

Our common stock trades under the symbol "CTCT" on the NASDAQ Global Market. The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock on the NASDAQ Global Market:

	High	Low
2008:		
First Quarter	$25.24	$14.13
Second Quarter	$20.19	$14.09
Third Quarter	$21.24	$16.25
Fourth Quarter	$17.95	$10.31
2009:		
First Quarter	$17.25	$12.37
Second Quarter	$20.95	$13.67
Third Quarter	$23.09	$18.03
Fourth Quarter	$20.54	$14.70
2010:		
First Quarter (through March 8, 2010)	$20.45	$16.36

Holders of Our Common Stock

As of March 8, 2010, there were 76 holders of record of shares of our common stock. This number does not include stockholders for whom shares are held in "nominee" or "street" name.

Dividends; Equity Repurchases

We have never paid or declared any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business. Neither we nor any affiliated purchaser or anyone acting on behalf of us made any purchases of shares of our common stock in the fourth quarter of 2009.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

We did not sell any unregistered securities during the year ended December 31, 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth herein under Part III, Item 12 below.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the balance sheet data as of December 31, 2009 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report on consolidated Form 10-K. The selected statements of operations data for the years ended December 31, 2006 and 2005 and the balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from our audited financial statements, which are not included in this Annual Report on Form 10-K. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share and customer data)				
Statements of Operations Data:					
Revenue	$129,061	$ 87,268	$ 50,495	$ 27,552	$14,658
Cost of revenue(1)	37,692	24,251	13,031	7,801	3,747
Gross profit	91,369	63,017	37,464	19,751	10,911
Operating expenses:(1)					
Research and development	18,367	15,123	10,341	6,172	3,355
Sales and marketing	61,023	42,851	27,376	18,592	7,460
General and administrative	13,749	9,508	5,445	2,623	1,326
Total operating expenses	93,139	67,482	43,162	27,387	12,141
Loss from operations	(1,770)	(4,465)	(5,698)	(7,636)	(1,230)
Interest and other income (expense), net	510	2,409	(2,556)	(203)	(24)
Net loss	(1,260)	(2,056)	(8,254)	(7,839)	(1,254)
Accretion of redeemable convertible preferred stock	—	—	(816)	(3,788)	(5,743)
Net loss attributable to common stockholders	$ (1,260)	$ (2,056)	$ (9,070)	$(11,627)	$ (6,997)
Net loss attributable to common stockholders per share:					
Basic and diluted	$ (0.04)	$ (0.07)	$ (0.97)	$ (3.38)	$ (2.49)
Weighted average shares outstanding used in computing per share amounts:					
Basic and diluted	28,253	27,879	9,366	3,438	2,813
Other Operating Data:					
End of period number of email marketing customers(2)	347,548	253,421	164,669	89,323	47,730

(1) Amounts include stock-based compensation expense, as follows:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Cost of revenue	$ 706	$ 354	$ 81	$25	$—
Research and development	1,150	737	170	27	—
Sales and marketing	1,134	648	133	19	—
General and administrative	2,094	1,117	261	12	17
	$5,084	$2,856	$645	$83	$17

(2) We define our end of period number of email marketing customers as email marketing customers that we billed directly during the last month of the period.

	As of December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term marketable securities	$113,102	$107,175	$101,535	$ 12,790	$ 2,784
Total assets	141,488	127,142	111,845	18,481	5,545
Deferred revenue	20,341	15,052	10,354	5,476	2,827
Redeemable convertible preferred stock warrant	—	—	—	628	—
Notes payable and capital lease obligation	—	—	—	702	1,326
Redeemable convertible preferred stock	—	—	—	35,322	16,657
Total stockholders' equity (deficit)	104,968	99,990	94,354	(28,629)	(17,237)

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Business Overview

We are a leading provider of on-demand email marketing, event marketing and online survey solutions for small organizations, including small businesses, associations and non-profits. Our customers use our email marketing product to more effectively and efficiently create, send and track professional and affordable permission-based email marketing campaigns. We also offer an online survey product that complements our email marketing product and enables our customers to easily create and send surveys and effectively analyze responses. In the fourth quarter of 2009, we launched an event marketing product. We provide our products on an on-demand basis through a web browser. Our email marketing customers pay a monthly subscription fee that generally ranges between $15 per month and $150 per month based on the size of their contact lists and, in some cases, volume of mailings. Our survey customers pay a flat monthly fee of $15 that enables them to receive and track a maximum of 5,000 survey responses. Our event marketing customers pay a fee of $15 per month to manage up to five concurrent events. We offer discounts for multiple product purchases and prepayments and to non-profits. At December 31, 2009, we had 347,548 email marketing customers. We measure our customer base as the number of email marketing customers that we bill directly in the last month of a period. We market our products and acquire our customers through a variety of sources including online marketing through search engines and advertising on online networks and other websites, offline marketing through radio advertising, local seminars and other marketing efforts, contractual relationships with our channel partners, referrals from our growing customer base, general brand awareness and the inclusion of a link to our website in the footer of emails sent by our customers. In 2009, our cost of customer acquisition, which we define as our total sales and marketing expense divided by the gross number of email marketing customers added during the year, was approximately $350 per email marketing customer, implying payback on a revenue basis in less than a year. This implied payback is calculated by dividing the acquisition cost per email marketing customer by the average monthly total revenue per email marketing customer, which was $35.55 in 2009.

Our on-demand email marketing product was first offered commercially in 2000. In 2009, our revenue was $129.1 million and our net loss was $1.3 million.

On October 9, 2007, we completed our initial public offering, in which we sold and issued 6,199,845 shares of common stock at a price of $16.00 per share. We raised $90.4 million in net proceeds after deducting underwriting discounts and commissions and other offering costs. On April 30, 2008, we completed a secondary public offering of 5,221,000 shares of common stock, of which 314,465 shares were sold by us and 4,906,535 shares were sold by existing stockholders, at a price to the public of $16.00 per share. We raised $4.0 million in net proceeds after deducting underwriting discounts and commissions and other offering costs.

Key Financial and Operating Metrics

In connection with the ongoing operation of our business, our management regularly reviews key financial and operating metrics including revenue, expenses, average monthly revenue growth, average revenue per email marketing customer, cost of acquisition, gross and net customer additions, trialer growth, conversion rates for our website visitors and our trialers, customer attrition, customer satisfaction rates, average speed of answer for customer support calls, email deliverability rates, and capital expenditures, among others. Management considers these financial and operating metrics critical to understanding and improving our business, reviewing our historical performance, benchmarking our performance versus other companies and identifying current and future trends, and for planning purposes.

In addition, we consider the following non-GAAP financial measures to be key indicators of our financial performance:

- "adjusted EBITDA," which we define as GAAP net income (loss) plus depreciation and amortization and stock-based compensation and minus net interest income;
- "adjusted EBITDA margin," which we define as adjusted EBITDA divided by revenue; and
- "free cash flow," which we define as net cash flow from operating activities less acquisition of property and equipment.

We believe that these non-GAAP financial measures are useful to management and investors in evaluating our operating performance for the periods presented and provide a tool for evaluating our ongoing operations. These non-GAAP financial measures, however, are not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP") and should not be considered a substitute for GAAP financial measures, including but not limited to net income (loss) or cash flows from operating, investing and financing activities and may not be comparable to similarly titled measures reported by other companies.

Certain Trends and Uncertainties

The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. The summary should be considered along with the factors identified in the section titled *"Risk Factors"* set forth in Part I, Item 1A of this Annual Report on Form 10-K and elsewhere in this report.

- We continue to closely monitor current adverse economic conditions, particularly as they impact small businesses, associations and non-profits. We are unable to predict the likely duration and severity of the current adverse economic conditions in the U.S. and other countries, but the longer the duration the greater risks we face in operating our business.
- We believe that given the size of our potential market and the relatively low barriers to entry, competition will continue to increase. Increased competition could result from existing competitors or new competitors that enter the market because of the potential opportunity. We will continue to closely monitor competitive activity and respond accordingly. Increased competition could have an adverse effect on our financial condition and results of operations.

- We believe that as we continue to grow revenue at expected rates, our cost of revenue and operating expenses, including sales and marketing, research and development and general and administrative expenses, will increase in absolute dollar amounts. For a description of the general trends we anticipate in various expense categories, see "Cost of Revenue and Operating Expenses" below.
- As of December 31, 2009, we had cash and cash equivalents and short-term marketable securities of $113 million. During 2009, we experienced a substantial decline in our investment income as a result of the reduction in interest rates generally.

Sources of Revenue

We derive our revenue principally from subscription fees from our customers. Our revenue is driven primarily by the number of paying customers and the subscription fees for our products and is not concentrated within any one customer or group of customers. In 2009, our top 100 email marketing customers accounted for less than 1% of our total email marketing revenue. We do not require our customers to commit to a contractual term; however, our customers are required to prepay for subscriptions on a monthly, semi-annual, or annual basis by providing a credit card or check form of payment. Fees are recorded initially as deferred revenue and then recognized as revenue on a daily basis over the prepaid subscription period.

We also generate a small amount of revenue from ancillary services related to our products, which primarily consist of professional services and training through our experts program. Revenue generated from professional services and training accounted for approximately 1% of gross revenue for each of the years ended December 31, 2009, 2008 and 2007.

Cost of Revenue and Operating Expenses

We allocate certain occupancy and general office related expenses, such as rent, utilities, office supplies and depreciation of general office assets to cost of revenue and operating expense categories based on headcount. As a result, an occupancy expense allocation is reflected in cost of revenue and each operating expense category.

Cost of Revenue. Cost of revenue consists primarily of wages and benefits for software operations and customer support personnel, credit card processing fees, and depreciation and amortization, maintenance and hosting of our software applications underlying our product offerings. We allocate a portion of customer support costs relating to assisting trial customers to sales and marketing expense.

The expenses related to our hosted software applications are affected by the number of customers who subscribe to our products and the complexity and redundancy of our software applications and hosting infrastructure. We expect cost of revenue to increase in absolute dollars as we expect to increase our number of customers, but decrease slightly as a percentage of revenue due to efficiencies created by our expected revenue growth.

Research and Development. Research and development expenses consist primarily of wages and benefits for product strategy and development personnel. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our existing products as well as on developing new offerings. We primarily expense research and development costs. However, direct development costs related to software enhancements that add functionality are capitalized and depreciated over their useful life. We expect that on an annual basis research and development expenses will increase in absolute dollars as we continue to enhance and expand our product offerings, but remain generally consistent or decline slightly as a percentage of revenue as we expect to continue to grow our revenue at a similar rate.

Sales and Marketing. Sales and marketing expenses consist primarily of advertising and promotional costs, wages and benefits for sales and marketing personnel, partner referral fees, and the portion of customer support costs that relate to assisting trial customers. Advertising costs consist primarily of pay-per-click advertising with search engines, other online and offline advertising media, including radio and print advertisements, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. Promotional costs consist primarily of public relations, memberships, and event costs. Our advertising and promotional expenses have historically been highest in the fourth quarter of each year as this reflects a period of increased sales and marketing activity for many small organizations. In order to continue to grow our business and brand and category awareness, we expect that we will continue to commit substantial resources to our sales and marketing efforts. As a result, we expect that on an annual basis sales and marketing expenses will increase in absolute dollars, but decrease as a percentage of revenue as we expect to continue to grow our revenue at a faster rate.

General and Administrative. General and administrative expenses consist primarily of wages and benefits for administrative, human resources, internal information technology support, finance and accounting personnel, professional fees, certain taxes and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel in connection with the anticipated growth of our business and incur costs related to operating as a public company. Therefore, we expect that our general and administrative expenses will increase in absolute dollars, but remain generally consistent or decline slightly as a percentage of revenue as we expect to continue to grow our revenue at a similar rate.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below may have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition. We provide access to our products through subscription arrangements whereby our customers are charged a fee for access to our products. Subscription arrangements include access to use our software via the Internet and support services, such as telephone support. When there is evidence of an arrangement, the fee is fixed or determinable and collectability is deemed reasonably assured, we recognize revenue on a daily basis over the subscription period as the services are delivered. Delivery is considered to have occurred at the time the customer has paid for the products and has access to their account via a log-in and password.

We also offer ancillary services to our customers related to our products such as professional services and training through our experts program. Professional services and training revenue is accounted for separately from subscription revenue as those services have value on a standalone basis, do not involve a significant degree of risk or unique acceptance criteria and as the fair value of our subscription services is evidenced by their availability on a standalone basis. Professional services and training revenue is recognized as the services and training are performed.

Income Taxes. Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statements and income tax reporting. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance for the net deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Software and Website Development Costs. Relative to development costs of our on-demand products and website, in accordance with authoritative guidance, we capitalize certain direct costs to develop functionality as well as certain upgrades and enhancements that are probable to result in additional functionality. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized as part of property and equipment until the software is substantially complete and ready for its intended use. Capitalized software is amortized over a three year period and the expense is reflected in the expense category to which the software relates.

Redeemable Convertible Preferred Stock Warrant. We accounted for the freestanding warrant to purchase redeemable convertible preferred stock that was outstanding until its exercise in October 2007 as a liability that was recorded at fair value. The fair value of the warrant was subject to remeasurement at each balance sheet date prior to its exercise in October 2007. The changes in fair value (determined using the Black-Scholes option pricing model) were recognized as other expense.

Stock-Based Compensation. We value all stock-based compensation, including grants of stock options, at fair value on the date of grant, and expense the fair value over the applicable service period. The straight-line method is applied to all grants with service conditions, while the graded vesting method is applied to all grants with both service and performance conditions.

Commencing in the fourth quarter 2007, we based the fair value of common stock on the quoted market price of our stock. Because there was no public market for our common stock prior to the initial public offering, our board of directors determined the fair value of common stock for those earlier periods by taking into account our most recently available valuation of common stock. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. Because the Company has a limited history of operating as a public company, the expected term assumption was based on the "simplified method" for estimating expected term for awards that qualify as "plain-vanilla" options under authoritative guidance. Expected volatility was based on historical volatility of the publicly traded stock of a peer group of companies, inclusive of the Company, commencing October 2007. The risk-free interest rate was determined by reference to U.S. Treasury yields at or near the time of grant for time periods similar to the expected term of the award. The relevant data used to determine the value of the stock option grants is as follows:

	Year Ended December 31,		
	2009	2008	2007
Weighted average risk-free interest rate	2.64%	2.24%	4.23%
Expected term (in years)	6.1	6.1	6.1
Weighted average expected volatility	53.8%	54.37%	62.1%
Expected dividends	0%	0%	0%

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Authoritative guidance requires that we recognize compensation expense for only the portion of options that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting option forfeitures. If our actual forfeiture rate is materially different from the estimate, our stock-based compensation expense could be significantly different from what we have recorded in the current period. We have unrecognized compensation expense associated with outstanding stock options at December 31, 2009 of $16.9 million, which is expected to be recognized over a weighted-average period of 2.97 years.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods indicated as a percentage of total revenue.

	Year Ended December 31,		
	2009	2008	2007
Revenue	100%	100%	100%
Cost of revenue	29	28	26
Gross profit	71	72	74
Operating expenses:			
Research and development	14	17	20
Sales and marketing	47	49	54
General and administrative	11	11	11
Total operating expenses	72	77	85
Loss from operations	(1)	(5)	(11)
Interest and other income (expense), net	—	3	(5)
Net loss	(1)%	(2)%	(16)%

Comparison of Years Ended December 31, 2009 and 2008

Revenue. Revenue for 2009 was $129.1 million, an increase of $41.8 million, or 48%, over revenue of $87.3 million for 2008. The increase in revenue resulted primarily from a 46% increase in the number of average monthly email marketing customers and an increase in average revenue per customer. Average monthly email marketing customers increased to 302,516 in 2009 from 207,716 in 2008, while average revenue per customer in 2009 increased to $35.55 from $35.01 in 2008. We expect our average revenue per customer to increase over time as we expect to generate additional revenue from our email marketing customers for add-ons to the email marketing product and from our event marketing and survey products.

Cost of Revenue. Cost of revenue for 2009 was $37.7 million, an increase of $13.4 million, or 55%, over cost of revenue of $24.3 million for 2008. Of the increase in cost of revenue, $5.1 million resulted from increased depreciation, hosting and maintenance costs as a result of scaling and adding capacity to our hosting infrastructure, inclusive of the impact of operating our second third-party hosting facility that we opened in 2008. Additionally, $3.9 million and $2.0 million of the increase resulted from increased personnel costs attributable to additional employees in our customer support group and operations group, respectively, because we increased the number of employees to support our customer growth and manage our infrastructure. Approximately $1.2 million of the increase related to higher credit card fees due to the higher volume of billing transactions. As a percentage of revenue, cost of revenue was 29% and 28% for 2009 and 2008, respectively. The increase as a percentage of revenue was due primarily to the 67% increase in depreciation, hosting and maintenance costs and the 80% increase in personnel costs in our operations group as compared to the 48% increase in revenue.

Research and Development Expenses. Research and development expenses for 2009 were $18.4 million, an increase of $3.3 million, or 21%, over research and development expenses of $15.1 million for 2008. As a percentage of revenue, research and development expenses were 14% for 2009 and 17% for 2008. The increase in absolute dollars was primarily due to additional personnel related costs of $2.7 million because we increased the number of research and development employees to further enhance our products and develop new products.

Sales and Marketing Expenses. Sales and marketing expenses for 2009 were $61.0 million, an increase of $18.1 million, or 42%, over sales and marketing expenses of $42.9 million for 2008. As a percentage of revenue, sales and marketing expenses were 47% for 2009 and 49% for 2008. The increase in absolute dollars was primarily due to increased advertising and promotional expenditures of $10.5 million due to continued expansion of our multi-channel marketing strategy including our national radio advertising campaign. Additionally, personnel related costs increased by $4.8 million because we added employees in an effort to generate sales leads and accommodate the growth in sales leads. Partner referral fees also increased by $1.4 million as the number of new customers generated from our channel partners increased.

General and Administrative Expenses. General and administrative expenses for 2009 were $13.7 million, an increase of $4.2 million, or 45%, over general and administrative expenses of $9.5 million for 2008. General and administrative expenses were 11% of revenue for both 2009 and 2008. The increase in absolute dollars was primarily due to additional personnel related costs of $3.3 million because we increased the number of general and administrative employees to support our overall growth, and because our stock-based compensation expense increased due to additional stock option grants.

Interest and Other Income (Expense), Net. Interest and other income (expense), net for 2009 consisted primarily of interest income of $504,000, which represented a decrease of $1.9 million from interest income of $2.4 million for 2008. The decrease was due to the decrease in interest rates earned on our cash equivalents and short-term marketable securities during 2009 as compared to 2008.

Comparison of Years Ended December 31, 2008 and 2007

Revenue. Revenue for 2008 was $87.3 million, an increase of $36.8 million, or 73%, over revenue of $50.5 million for 2007. The increase in revenue resulted primarily from a 66% increase in the number of average monthly email marketing customers as well as an increase in average revenue per customer. Average monthly email marketing customers increased to 207,716 in 2008 from 125,130 in 2007, while average revenue per customer in 2008 increased to $35.01 from $33.63 in 2007.

Cost of Revenue. Cost of revenue for 2008 was $24.3 million, an increase of $11.3 million, or 86%, over cost of revenue of $13.0 million for 2007. As a percentage of revenue, cost of revenue was 28% in 2008 compared to 26% in 2007. The increase resulted from a 66% increase in the number of average monthly email marketing customers, which resulted in increased hosting and operations expense and customer support costs. Additionally, we opened a second third-party hosting facility in the first quarter of 2008 and a second sales and customer support office in the third quarter of 2008. Our cost of revenue increased due to the impact of opening these two facilities during the year. Of the increase in cost of revenue, $4.6 million resulted from increased depreciation, hosting and maintenance costs as a result of scaling and adding capacity to our hosting infrastructure, inclusive of the impact of opening our second third-party hosting facility, and $4.4 million resulted from increased personnel costs attributable to additional employees in our customer support and operations groups to support customer growth during the period. We also experienced an increase of $1.0 million in occupancy costs due to the increase in employees in our customer support and operations group and from opening a second sales and customer support office. Additionally, $1.0 million of the increase related to increased credit card processing fees due to a higher volume of billing transactions.

Research and Development Expenses. Research and development expenses for 2008 were $15.1 million, an increase of $4.8 million, or 46%, over research and development expenses of $10.3 million for 2007. As a percentage of revenue, research and development expenses were 17% and 20% for the years ended December 31, 2008 and 2007, respectively. The increase in absolute dollars was primarily due to additional personnel related costs of $3.5 million because we increased the number of research and development employees to further enhance our products. Additionally, $816,000 of the increase resulted from increased occupancy costs due to the increase in employees in research and development.

Sales and Marketing Expenses. Sales and marketing expenses for 2008 were $42.9 million, an increase of $15.5 million, or 57%, over sales and marketing expenses of $27.4 million for 2007. As a percentage of revenue, sales and marketing expenses were 49% and 54% for the years ended December 31, 2008 and 2007, respectively. The increase in absolute dollars was primarily due to increased advertising and promotional expenditures of $9.2 million due to continued expansion of our multi-channel marketing strategy and the rollout of a national radio advertising campaign. Additionally, personnel related costs increased by $3.1 million because we added employees in an effort to generate sales leads and accommodate the growth in sales leads.

The increase in employees in sales and marketing also led to an increase of $779,000 in occupancy costs. Partner referral fees increased by $1.1 million as the number of customers generated from our channel partners increased.

General and Administrative Expenses. General and administrative expenses for 2008 were $9.5 million, an increase of $4.1 million, or 75%, over general and administrative expenses of $5.4 million for 2007. As a percentage of revenue, general and administrative expenses were 11% in both years. The increase in absolute dollars was primarily due to additional personnel related costs of $2.3 million because we increased the number of general and administrative employees to support our overall growth, and because our stock-based compensation expense increased due to additional option grants. We also incurred increased insurance and professional fees of $1.7 million to support the reporting and regulatory requirements of being a public company, including the costs of complying with Section 404 of the Sarbanes Oxley-Act for the first time in 2008.

Interest and Other Income (Expense), Net. Interest and other income (expense), net for 2008 was $2.4 million, an improvement of $5.0 million from interest and other income (expense), net of $(2.6) million for 2007. The increase was primarily due to an expense of $3.9 million we recorded in 2007 relating to an outstanding redeemable convertible preferred stock warrant that we accounted for as a liability held at fair market with changes in value recorded as other expense. As a result of the exercise of the warrant in the fourth quarter of 2007, we no longer record warrant related charges. Additionally, $866,000 of the increase was due to increased interest income from investments in marketable securities and cash equivalents primarily due to an increase in the balance of investments and cash equivalents as a result of the proceeds we received in our public offerings, which were completed in the fourth quarter of 2007 and the second quarter of 2008.

Liquidity and Capital Resources

At December 31, 2009, our principal sources of liquidity were cash and cash equivalents and short-term marketable securities of $113.1 million.

Since our inception we have financed our operations primarily through the sale of redeemable convertible preferred stock, the issuance of convertible promissory notes, borrowings under credit facilities and, to a lesser extent, cash flow from operations. On October 9, 2007, we completed our initial public offering, in which we issued and sold 6,199,845 shares of common stock at a price to the public of $16.00 per share. We raised $90.4 million in net proceeds after deducting underwriting discounts and commissions and other offering costs. We used $2.6 million of proceeds to repay our outstanding principal and interest under our term loan facility. In the second quarter of 2008, we completed a secondary public offering in which we issued and sold 314,465 shares of common stock at a price to the public of $16.00 per share. We raised $4.0 million in net proceeds after deducting underwriting discounts and commissions and other offering costs. In the future, we anticipate that our primary source of liquidity will be cash generated from our operating activities.

Our operating activities provided cash of $21.9 million in 2009, $13.9 million in 2008 and $4.3 million in 2007. Net cash inflows resulted primarily from our operating losses offset by non-cash charges for depreciation and amortization, stock-based compensation charges and changes in fair value of a previously outstanding preferred stock warrant in 2007 as well as changes in our working capital accounts. Operating losses were primarily due to increased sales and marketing efforts and additional employees in all areas, which also led to increased occupancy costs for each of the three years in the period ended December 31, 2009, as well as the opening of our second hosting facility in the first quarter of 2008.

Changes in current assets consisted primarily of changes in prepaid expenses and other current assets. Prepaid expenses and other current assets decreased by $250,000 in 2009. Prepaid expenses and other current assets increased $2.0 million in 2008 and $1.3 million in 2007 primarily due to an increase in prepaid software and maintenance contracts as well as increased volume of business.

The increases in current liability accounts consisted primarily of the following:

Changes in deferred revenue as follows:

- during 2009, deferred revenue increased $5.2 million from $15.1 million to $20.3 million;
- during 2008, deferred revenue increased $4.7 million from $10.4 million to $15.1 million; and
- during 2007, deferred revenue increased $4.9 million from $5.5 million to $10.4 million.

The increases in deferred revenue were due to continued growth in unearned prepaid subscriptions. The growth in prepaid subscriptions was primarily due to the increase in the number of customers.

Changes in accrued expenses and other current liabilities as follows:

- during 2009, accrued expenses increased $1.7 million from $5.5 million to $7.2 million primarily due to increased marketing costs;
- during 2008, accrued expenses increased $2.6 million from $2.9 million to $5.5 million primarily due to increased employee related costs as a result of personnel additions and approximately $250,000 related to the acquisition of property and equipment included in accrued expenses at December 31, 2008; and
- during 2007, accrued expenses increased $522,000 from $2.4 million to $2.9 million.

Changes in accounts payable as follows:

- during 2009, accounts payable increased $1.0 million from $4.8 million to $5.8 million;
- during 2008, accounts payable increased $928,000 from $3.9 million to $4.8 million; and
- during 2007, accounts payable increased $1.3 million from $2.6 million to $3.9 million.

The changes in accounts payable were due to increased expense levels due to growth in the business, net of the impact of the timing of payments to vendors.

The following non-cash charges are added back as adjustments to reconcile net loss to net cash used in or provided by operating activities:

- depreciation and amortization expense of $8.6 million, $5.6 million and $2.6 million for the years ended December 31, 2009, 2008 and 2007, respectively;
- stock-based compensation expense of $5.1 million, $2.9 million and $645,000 for the years ended December 31, 2009, 2008 and 2007, respectively; and
- change in fair value of a preferred stock warrant of $3.9 million for the year ended December 31, 2007.

The increase in depreciation and amortization expense was due to increased acquisitions of property and equipment required to support the continued growth of our business. The increase in stock-based compensation expense was due to the increase in the value of the common stock into which these options were exercisable as well as due to an increase in the number of options granted. The change in fair value of the warrant to purchase Series B redeemable convertible preferred stock was due to the increase in the value of the underlying common stock into which this warrant was ultimately convertible. The warrant was subject to re-measurement at each balance sheet date and changes in fair value were recognized as a component of other expense until the warrant was exercised in October 2007.

As of December 31, 2009, we had federal and state net operating loss carry-forwards of $39.2 million and $9.3 million, respectively, which may be available to offset potential payments of future federal and state income tax liabilities and which, if unused, expire at various dates through 2029 for federal income tax purposes and at various dates through 2014 for state income tax purposes.

Net cash used in investing activities was $36.5 million, $42.4 million and $6.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in investing activities during the years ended

December 31, 2009, 2008 and 2007 consisted primarily of net cash paid to purchase marketable securities and property and equipment, partially offset by the sales and maturities of marketable securities. Acquisition of property and equipment of $16.6 million, $13.1 million and $5.7 million in 2009, 2008 and 2007, respectively, consisted of the purchase of infrastructure for our products, computer equipment for our employees, equipment and furniture and leasehold improvements primarily related to additional office space, as well as the capitalization of certain software development costs. During 2009, 2008 and 2007, we capitalized $3.3 million, $1.1 million and $382,000 of costs associated with the development of internal use software. Additionally in 2009 and 2008, we acquired property and equipment to outfit our second sales and support office.

Net cash provided by financing activities was $1.1 million, $4.7 million and $90.0 million for the years ended December 31, 2009, 2008, and 2007, respectively. Net cash provided by financing activities for 2009 consisted of proceeds from stock issued in conjunction with our employee stock purchase plan of $674,000 and proceeds from stock issued pursuant to the exercise of stock options of $468,000. Net cash provided by financing activities in 2008 consisted primarily of net proceeds of $4.0 million from our secondary public offering of common stock completed in April 2008. Additionally, we received proceeds of $497,000 from stock issued in conjunction with our employee stock purchase plan and proceeds of $236,000 from the issuance of our stock pursuant to the exercise of stock options. Net cash provided by financing activities for 2007 consisted primarily of net proceeds of approximately $90.4 million from our initial public offering. We also received proceeds of $2.8 million from additional borrowings under a term loan facility and repaid $900,000 of borrowings during the first nine months of 2007. After our initial public offering, we used proceeds of $2.6 million to repay the remaining outstanding borrowings. Additional cash was provided by cash received in connection with exercises of outstanding stock options and warrants in 2007.

We opened a second third-party hosting facility in the first quarter of 2008 to serve as our primary co-location facility and to provide increased scalability for our product infrastructure. We made capital expenditures in 2007 and 2008 to build out this facility. We made additional capital expenditures in 2009 for equipment used in our product infrastructure. We opened a second sales and support office in temporary space in July 2008 until our long-term office space was ready for us to occupy in April 2009. We made capital expenditures in 2008 and 2009 to outfit both the temporary and long-term space. In 2009, we signed a new lease for our corporate headquarters that extends our occupancy through September 2015 and increases the square footage throughout the duration of the lease. We increased the amount of space we occupied in 2009 and expect to occupy additional space as it is made available to us. In 2010, we anticipate capital expenditures of approximately $17 million to $19 million, which will consist primarily of hardware and software purchases, capitalization of internal use software, and furniture and leasehold improvements related to our additional office space.

Our future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to, development of new products, market acceptance of our products, the levels of advertising and promotion required to launch additional products and improve our competitive position in the marketplace, the expansion of our sales, support and marketing organizations, the establishment of additional offices in the United States and worldwide and the building of infrastructure necessary to support our anticipated growth, the response of competitors to our products and our relationships with suppliers and clients. Since the introduction of our on-demand email marketing product in 2000, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase on an absolute dollar basis in the future.

We believe that our current cash, cash equivalents and marketable securities and operating cash flows will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or borrowings to fund our operations, develop or enhance products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders or we may be subject to covenants that restrict how we conduct our business. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

The markets in which we operate continue to suffer from the effects of the economic recession. We have limited experience operating our business during an economic downturn. We do not know if our current business model will operate as effectively during an economic downturn. Furthermore, we are unable to predict the likely duration and severity of the current adverse economic conditions in the U.S. and other countries, but the longer the duration the greater risks we face in operating our business. Therefore, the current economic conditions could have a significant adverse impact on our operating results and working capital.

During the last three years, inflation and changing prices have not had a material effect on our business. In light of the current economic recession, we are unable to predict whether inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

New Accounting Guidance

In September 2009, the Financial Accounting Standards Board issued authoritative guidance on revenue arrangements with multiple deliverables. This guidance provides another alternative for establishing fair value for a deliverable. When vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price for separate deliverables and allocate arrangement consideration using the relative selling price method. This guidance is effective January 1, 2011, and early adoption is permitted. We are currently evaluating the impact, if any, of this guidance on our consolidated financial statements.

Contractual Obligations

In May 2009, we signed a new noncancelable real estate operating lease that superseded the original lease for our headquarters. The new lease incorporates both the space we were occupying under the original lease as well as additional space that will be made available to us through the term of the lease. The new lease is effective through September 2015. In May 2008, we entered into two lease agreements with two related lessors in connection with opening a second sales and support office. The first agreement provided for temporary space and terminated in April 2009. The second agreement provides for long-term space for a period that began in April 2009 and expires in April 2019.

We have agreements with two vendors to provide specialized space and related services from which we host our software application. The agreements include payment commitments that expire at various dates through 2013.

As of December 31, 2009, we had issued both cancellable and non-cancellable purchase orders to various vendors and entered into contractual commitments with various vendors totaling approximately $15.7 million. This amount relates primarily to marketing programs and other non-marketing related goods and services to be delivered over the next twelve months.

The following table summarizes our contractual obligations at December 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Operating lease obligations	$32,592	$ 4,203	$10,040	$10,811	$7,538
Hosting commitments	7,590	3,255	3,561	774	—
Vendor commitments	15,657	15,657	—	—	—
Total	$55,839	$23,115	$13,601	$11,585	$7,538

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Exchange Risk. We bill for our products in U.S. dollars and receive payment in U.S. dollars and our operating expenses are paid predominantly in U.S. dollars. Accordingly, our results of operations and cash flows are not subject to material fluctuations due to changes in foreign currency exchange rates.

Interest Rate Sensitivity. We had cash and cash equivalents and marketable securities of $113.1 million at December 31, 2009, which consisted of cash, short-term government securities, corporate and agency bonds, certificates of deposit and money market instruments. Interest income is sensitive to changes in the general level of U.S. interest rates; however, due to the short-term nature of these investments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates have significantly reduced our interest income in 2009 as compared to 2008.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Constant Contact, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Constant Contact, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Constant Contact, Inc. and its subsidiary (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 10, 2010

Constant Contact, Inc.

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
	(In thousands, except share and per share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 59,822	$ 73,243
Short-term marketable securities	53,280	33,932
Accounts receivable, net of allowance for doubtful accounts	53	40
Prepaid expenses and other current assets	3,420	3,670
Total current assets	116,575	110,885
Property and equipment, net	23,891	15,799
Restricted cash	750	308
Other assets	272	150
Total assets	$141,488	$127,142
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 5,806	$ 4,786
Accrued expenses	7,211	5,461
Deferred revenue	20,341	15,052
Total current liabilities	33,358	25,299
Long-term accrued rent	3,162	1,853
Total liabilities	36,520	27,152
Commitments and contingencies (Note 10)		
Stockholders' equity		
Preferred stock; $0.01 par value; 5,000,000 shares authorized; no shares issued or outstanding at December 31, 2009 and 2008	—	—
Common stock; $0.01 par value; 100,000,000 shares authorized at December 31, 2009 and 2008; 28,403,673 and 28,170,812 shares issued and outstanding at December 31, 2009 and 2008, respectively	284	282
Additional paid-in capital	150,716	144,414
Accumulated other comprehensive income	40	106
Accumulated deficit	(46,072)	(44,812)
Total stockholders' equity	104,968	99,990
Total liabilities and stockholders' equity	$141,488	$127,142

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Consolidated Statements of Operations

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenue	$129,061	$87,268	$50,495
Cost of revenue	37,692	24,251	13,031
Gross profit	91,369	63,017	37,464
Operating expenses			
Research and development	18,367	15,123	10,341
Sales and marketing	61,023	42,851	27,376
General and administrative	13,749	9,508	5,445
Total operating expenses	93,139	67,482	43,162
Loss from operations	(1,770)	(4,465)	(5,698)
Interest income	504	2,409	1,543
Interest expense	—	—	(188)
Other income and expense, net	6	—	(3,911)
Net loss	(1,260)	(2,056)	(8,254)
Accretion of redeemable convertible preferred stock	—	—	(816)
Net loss attributable to common stockholders	$ (1,260)	$ (2,056)	$ (9,070)
Net loss attributable to common stockholders per share: basic and diluted	$ (0.04)	$ (0.07)	$ (0.97)
Weighted average shares outstanding used in computing per share amounts: basic and diluted	28,253	27,879	9,366

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) and Comprehensive Loss

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Total Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)	Comprehensive Loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
							(In thousands, except share data)								
Balance at December 31, 2006	1,026,680	$ 14,049	9,641,666	$ 6,376	2,521,432	$ 14,897	13,189,778	$ 35,322	3,788,944	$ 38	$ 5,835	$ —	$(34,502)	$ (28,629)	
Issuance of common stock in connection with stock option exercises								—	199,824	2	69			71	
Issuance of common stock in connection with warrant exercises								—	125,704	1	155			156	
Issuance of common stock in connection with initial public offering, net of issuance costs of $1,804								—	6,199,845	62	90,374			90,436	
Stock-based compensation expense								—			645			645	
Accretion of Series A, B and C redeemable convertible preferred stock to redemption value		718		74		24		816			(816)			(816)	
Issuance of redeemable convertible preferred stock in connection with warrant exercise			120,000	4,605			120,000	4,605						—	
Conversion of redeemable convertible preferred stock to common stock upon close of initial public offering	(1,026,680)	(14,767)	(9,761,666)	(11,055)	(2,521,432)	(14,921)	(13,309,778)	(40,743)	17,302,697	173	40,570			40,743	
Unrealized gain on available-for-sale securities								—				2		2	$ 2
Net loss								—					(8,254)	(8,254)	(8,254)
Total comprehensive loss															$(8,252)
Balance at December 31, 2007	—	—	—	—	—	—	—	—	27,617,014	276	136,832	2	(42,756)	94,354	
Issuance of common stock in connection with stock option exercises								—	201,300	2	234			236	
Issuance of common stock in connection with employee stock purchase plan								—	38,033	1	496			497	
Issuance of common stock in connection with secondary public offering, net of issuance costs of $756								—	314,465	3	3,996			3,999	
Stock-based compensation expense								—			2,856			2,856	
Unrealized gain on available-for-sale securities								—				104		104	$ 104
Net loss								—					(2,056)	(2,056)	(2,056)
Total comprehensive loss															$(1,952)
Balance at December 31, 2008	—	—	—	—	—	—	—	—	28,170,812	282	144,414	106	(44,812)	99,990	
Issuance of common stock in connection with stock option exercises								—	187,283	2	466			468	
Issuance of common stock in connection with employee stock purchase plan								—	45,578	—	674			674	
Stock-based compensation expense								—			5,162			5,162	
Unrealized loss on available-for-sale securities								—				(60)		(60)	$ (60)
Reclassification adjustment for realized gains on available-for-sale securities included in net loss												(6)		(6)	(6)
Net loss								—					(1,260)	(1,260)	(1,260)
Total comprehensive loss															$(1,326)
Balance at December 31, 2009	—	$ —	—	$ —	—	$ —	—	$ —	28,403,673	$284	$150,716	$ 40	$(46,072)	$104,968	

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities			
Net loss	$ (1,260)	$ (2,056)	$ (8,254)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	8,572	5,558	2,631
Amortization (accretion) of premium (discount) on investments	72	(46)	(151)
Stock-based compensation expense	5,084	2,856	645
Changes in fair value of redeemable convertible preferred stock warrant	—	—	3,918
(Recovery of) provision for bad debts	(8)	6	8
Gain on sales of marketable securities	(6)	—	—
Gain on sale of equipment	—	—	(6)
Changes in operating assets and liabilities			
Accounts receivable	(5)	16	(29)
Prepaid expenses and other current assets	250	(1,969)	(1,290)
Other assets	(122)	103	(237)
Accounts payable	1,020	928	1,282
Accrued expenses	1,750	2,283	522
Deferred revenue	5,289	4,698	4,878
Long-term accrued rent	1,309	1,502	351
Net cash provided by operating activities	21,945	13,879	4,268
Cash flows from investing activities			
Purchases of short-term marketable securities	(65,739)	(33,798)	(9,327)
Proceeds from maturities of short-term marketable securities	33,750	4,500	9,000
Proceeds from sales of short-term marketable securities	12,509	—	—
Net increase in restricted cash	(442)	—	(42)
Proceeds from sale of equipment	—	—	12
Acquisition of property and equipment, including costs capitalized for development of internal use software	(16,586)	(13,121)	(5,666)
Net cash used in investing activities	(36,508)	(42,419)	(6,023)
Cash flows from financing activities			
Proceeds from notes payable	—	—	2,788
Repayments of notes payable	—	—	(3,490)
Proceeds from issuance of common stock pursuant to exercise of stock options and warrants	468	236	227
Proceeds from issuance of preferred stock pursuant to exercise of a warrant	—	—	59
Proceeds from issuance of common stock pursuant to employee stock purchase plan	674	497	—
Proceeds from issuance of common stock in connection with initial public offering, net of issuance costs of $1,804	—	—	90,436
Proceeds from issuance of common stock in connection with secondary public offering, net of issuance costs of $756	—	3,999	—
Net cash provided by financing activities	1,142	4,732	90,020
Net (decrease) increase in cash and cash equivalents	(13,421)	(23,808)	88,265
Cash and cash equivalents, beginning of year	73,243	97,051	8,786
Cash and cash equivalents, end of year	$ 59,822	$ 73,243	$97,051
Supplemental disclosure of cash flow information			
Cash paid for interest	$ —	$ —	$ 194
Supplemental disclosure of noncash investing and financing activities:			
Acquisition of property and equipment included in accrued expenses	$ —	$ 250	$ —
Capitalization of stock-based compensation	78	—	—
Conversion of redeemable convertible preferred stock to common stock	—	—	40,743

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share amounts)

1. Nature of the Business

Constant Contact, Inc. (the "Company") was incorporated as a Massachusetts corporation on August 25, 1995. The Company reincorporated in the State of Delaware in 2000. The Company is a leading provider of on-demand email marketing, event marketing and online survey products to small organizations, including small businesses, associations and nonprofits, located primarily in the U.S. The Company's email marketing product allows customers to create, send and track email marketing campaigns. The Company's online survey product enables customers to create and send surveys and analyze the responses. The Company's event marketing product, launched in the fourth quarter of 2009, enables customers to promote and manage events, track event registrations and collect online payments. These products are designed and priced for small organizations and are marketed directly by the Company and through a wide variety of channel partners.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its subsidiary, Constant Contact Securities Corporation, a Massachusetts corporation, after elimination of all intercompany accounts and transactions. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates these estimates, judgments and assumptions, including those related to revenue recognition, stock-based compensation and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company applies the authoritative guidance in measuring assets and liabilities that are carried at fair value. Fair value under the guidance is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, are used to measure fair value:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

(in thousands, except share and per share amounts)

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The Company's cash equivalents of $49,630 as of December 31, 2009, which were invested in money market instruments, were carried at fair value based on quoted market prices. The Company's marketable securities of $53,280 which were invested in short-term government securities, corporate and agency bonds and certificates of deposit that mature within one year were carried at fair value based on quoted market prices. The Company's cash equivalents of $68,791 and marketable securities of $33,932 as of December 31, 2008, which were invested in money market instruments and U.S. Treasury Bills, respectively, were carried at fair value based on quoted market prices. Quoted market prices are a level 1 measurement in the hierarchy of fair value measurements.

Fair Value Option for Financial Assets and Financial Liabilities

Authoritative guidance allows companies to choose to measure many financial instruments and certain other items at fair value. The Company has elected not to apply the fair value option.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of acquisition to be cash equivalents. The Company also considers receivables related to credit card purchases of $1,006 and $918 at December 31, 2009 and 2008, respectively to be equivalent to cash. Cash equivalents are stated at fair value.

Marketable Securities

The Company follows authoritative guidance in determining the classification of and accounting for its marketable securities. The Company's marketable securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income in stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary are included as a component of interest income based on the specific identification method. Fair value is determined based on quoted market prices.

At December 31, 2009, marketable securities by security type consisted of:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Bills	$31,928	22	$ (3)	$31, 947
Corporate and Agency Bonds	17,712	21	—	17,733
Certificates of Deposit	3,600	—	—	3,600
Total	$53,240	$43	$ (3)	$ 53,280

At December 31, 2008, marketable securities consisted of U.S. Treasury Bills with an amortized cost basis of $33,826, $106 of unrealized gains, no unrealized losses and an estimated fair value of $33,932. At December 31, 2009 and 2008, marketable securities consisted of investments that mature within one year.

Accounts Receivable

Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company reserves for receivables that are determined to be uncollectible, if any, in its allowance for doubtful accounts. After the Company has exhausted all collection efforts, the outstanding receivable is written off against the allowance.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term marketable securities. At December 31, 2009 and 2008, the Company had substantially all cash balances at certain financial institutions without or in excess of federally insured limits, however, the Company maintains its cash balances and custody of its marketable securities with accredited financial institutions. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

For the years ended December 31, 2009, 2008 and 2007, there were no customers that accounted for more than 10% of total revenue.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets or, where applicable and if shorter, over the lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

Estimated useful lives of assets are as follows:

Computer equipment	3 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of life of lease or estimated useful life

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the related carrying amount may not be recoverable. Undiscounted cash flows are compared to the carrying value and when required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

The Company provides access to its products through subscription arrangements whereby the customer is charged a fee for access to its products. Subscription arrangements include access to use the Company's software via the Internet and support services, such as telephone support.

When there is evidence of an arrangement, the fee is fixed or determinable and collectability is deemed reasonably assured, the Company recognizes revenue on a daily basis over the subscription period as the services are delivered. Delivery is considered to have occurred at the time the customer has paid for the products and has access to the account via a log-in and password.

The Company also offers ancillary services to its customers related to its products such as professional services and training. Professional services and training revenue is accounted for separate from subscription

(in thousands, except share and per share amounts)

revenue as those services have value on a standalone basis, do not involve a significant degree of risk or unique acceptance criteria and as the fair value of the Company's subscription services is evidenced by their availability on a standalone basis. Professional services and training revenue is recognized as the services are performed.

Deferred Revenue

Deferred revenue consists of payments received in advance of revenue recognition of the Company's on-demand products described above and is recognized as the revenue recognition criteria are met. The Company's customers pay for services in advance on a monthly, semiannual or annual basis.

Software and WebSite Development Costs

Relative to development costs of its on-demand products and website, in accordance with authoritative guidance, the Company capitalizes certain direct costs to develop functionality as well as certain upgrades and enhancements that are probable to result in additional functionality. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized as part of property and equipment until the software is substantially complete and ready for its intended use. Capitalized software is amortized over a three year period in the expense category to which the software relates.

Redeemable Convertible Preferred Stock Warrant

The Company accounted for the freestanding warrant to purchase redeemable convertible preferred stock that was outstanding until its exercise in October 2007 as a liability that was recorded at fair value. The fair value of the warrant was subject to remeasurement at each balance sheet date and changes in fair value (determined using the Black-Scholes option pricing model) were recognized as other expense.

Comprehensive Loss

Comprehensive loss includes net loss, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only element of other comprehensive income (loss) is unrealized gains and losses on available-for-sale securities. The Company had gross unrealized gains and losses of $43 and ($3), respectively, as of December 31, 2009 and gross unrealized gains of $106 and no unrealized losses as of December 31, 2008. The Company had realized gains of $6 in 2009 related to the sales of marketable securities. There were no realized gains or losses recorded to net loss for the years ended December 31, 2008 and 2007.

Segment Data

The Company manages its operations as a single segment for purposes of assessing performance and making operating decisions. Revenue is generated predominately in the U.S. and all significant assets are held in the U.S.

Net Loss Attributable to Common Stockholders Per Share

Basic and diluted net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of nonrestricted common shares outstanding for the period.

(in thousands, except share and per share amounts)

For the years ended December 31, 2009, 2008 and 2007, the Company excluded certain common stock equivalents from the computation of diluted earnings per share as the effect would have been anti-dilutive as the Company had a net loss for the periods.

The following common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an anti-dilutive impact:

	Year Ended December 31,		
	2009	2008	2007
Options to purchase common stock	3,394,377	2,366,010	1,773,259
Warrants to purchase common or redeemable convertible preferred stock	520	520	199,583
Restricted shares	27,321	75,206	122,802
Redeemable convertible preferred stock	—	—	13,200,608
Total options, warrants, restricted shares and redeemable convertible preferred stock exercisable or convertible into common stock	3,422,218	2,441,736	15,296,252

Advertising Expense

The Company expenses advertising as incurred. Advertising expense was $31,664, $22,388 and $13,891 during the years ended December 31, 2009, 2008 and 2007, respectively.

Accounting for Stock-Based Compensation

The Company values all stock-based compensation, including grants of stock options, at fair value on the date of grant, and expenses the fair value over the applicable service period. The straight-line method is applied to all grants with service conditions, while the graded vesting method is applied to all grants with both service and performance conditions.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statement and income tax reporting. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company applies the authoritative guidance in accounting for uncertainty in income taxes recognized in the financial statements. This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

(in thousands, except share and per share amounts)

Recently Adopted Accounting Guidance

In June 2008, the Financial Accounting Standards Board (the "FASB") issued new authoritative guidance related to whether unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and must be included in the computation of earnings per share pursuant to the two-class method. Under this guidance, our unvested restricted stock grants are now considered participating securities. The two-class method requires earnings to be allocated between common shareholders and holders of unvested restricted stock grants. As of the adoption of this guidance on January 1, 2009, the Company retrospectively recomputed earnings per common share for all periods presented, but the modified calculation resulted in no change to the historically reported earnings per common share.

In May 2009, the FASB issued authoritative guidance establishing general standards of accounting and disclosure for events that occur after the balance sheet date but before the financial statements are issued. This new standard was effective beginning with the Company's second quarter financial reporting and did not have a material impact on the Company's consolidated financial statements.

New Accounting Guidance

In September 2009, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are not covered by software revenue guidance. This guidance provides another alternative for establishing fair value for a deliverable when vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined. Under this guidance, companies will be required to develop a best estimate of the selling price for separate deliverables. Arrangement consideration will need to be allocated using the relative selling price method as the residual method will no longer be permitted. This guidance is effective January 1, 2011, and early adoption is permitted. The Company is currently evaluating the impact, if any, of this guidance on its consolidated financial statements.

3. Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2009	2008
Computer equipment	$21,129	$15,172
Software	13,266	6,886
Furniture and fixtures	3,751	2,022
Leasehold improvements	5,982	3,384
Total property and equipment	44,128	27,464
Less: Accumulated depreciation and amortization	20,237	11,665
Property and equipment, net	$23,891	$15,799

Depreciation and amortization expense was $8,572, $5,558 and $2,631 for the years ended December 31, 2009, 2008 and 2007, respectively. During 2008, the Company retired assets that had a gross book value of $65 and no net book value. During 2007, the Company retired and sold assets that had a gross book value of $574 and a net book value of $6, for proceeds of $12. The resulting gain of $6 was recorded to other income.

The Company capitalized costs associated with the development of internal use software of $3,266, $1,134 and $382 and recorded related amortization expense of $776, $340 and $157 during the years ended December 31, 2009, 2008 and 2007, respectively. The remaining net book value of capitalized software costs was $4,026 and $1,536 as of December 31, 2009 and 2008, respectively.

(in thousands, except share and per share amounts)

4. Notes Payable

The Company had a Loan and Security Agreement (the "Agreement") with a financial institution for a term loan for the acquisition of property and equipment. In October 2007, the Company used approximately $2,600 of proceeds from its initial public offering to repay all outstanding debt under the term loan facility (Note 5). No amounts remained outstanding or available for borrowing under the term loan at December 31, 2009 or 2008.

In connection with entering into the Agreement in 2003, the Company issued a warrant to purchase 520 shares of the Company's common stock at an exercise price of $0.38 per share. This warrant remained outstanding at December 31, 2009.

5. Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

Public Offerings

On October 9, 2007, the Company closed its initial public offering of 7,705,000 shares of common stock at an offering price of $16.00 per share, of which 6,199,845 shares were sold by the Company and 1,505,155 shares were sold by selling stockholders, raising proceeds to the Company of $90,436, net of underwriting discounts and offering costs. At the close of the initial public offering, the Company's outstanding shares of redeemable convertible preferred stock were automatically converted into common stock and the Company's charter was amended and restated to authorize 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

On April 30, 2008, the Company closed a secondary public offering of 5,221,000 shares of common stock, of which 314,465 shares were sold by the Company and 4,906,535 shares were sold by existing stockholders, at a price to the public of $16.00 per share. Proceeds to the Company were $3,999, net of underwriting discounts and offering costs.

Common Stock

In August 2007, the pricing committee of the Company's board of directors, pursuant to delegated authority, approved a 1.3-for-1 stock split of the Company's common stock, which became effective in September 2007. All references to share and per share amounts have been adjusted retroactively to reflect the stock split.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of preferred stock outstanding.

Redeemable Convertible Preferred Stock

Prior to the Company's initial public offering in 2007, the Company had authorized 1,026,680 shares, 9,761,666 shares and 2,521,432 shares of Series A redeemable convertible preferred stock ("Series A"), Series B redeemable convertible preferred stock ("Series B") and Series C redeemable convertible preferred stock ("Series C"), respectively. In connection with the initial public offering all outstanding shares of redeemable convertible preferred stock were converted to common stock.

The holders of the redeemable convertible preferred stock that was authorized and outstanding prior to the Company's initial public offering had certain voting rights, liquidation preferences and conversion ratios applicable to each series. In addition, the holders of at least a majority of the voting power of the then outstanding Series B and Series C shares (voting together as a single class), by written request at any time after May 12, 2010 (the "Redemption Date"), could have required the Company to redeem the preferred stock by paying in cash a sum equal to 100% of the original purchase price of the Series A, Series B and Series C

(in thousands, except share and per share amounts)

plus accrued but unpaid dividends on Series B and declared but unpaid dividends on Series C, in three (3) annual installments. The Company recorded dividends and accretion through a charge to stockholders' equity (deficit) of $816 in 2007 in connection with the redemption rights.

Warrants

In connection with certain equity financings, the Company granted warrants to purchase common stock at exercise prices ranging from $1.21-$1.38 per share. The remaining outstanding warrants to purchase 125,704 shares of common stock were exercised during 2007 and no warrants remained outstanding as of December 31, 2007.

In connection with the Series B financing, the Company granted to a consultant a warrant to purchase 120,000 shares of Series B at a price of $0.50 per share. The Company accounted for the Series B warrant as a liability reported at fair value each reporting period until the warrant was exercised. During 2007, the Company recorded charges to other expense of $3,918 relating to the changes in carrying value of the Series B warrant. As of the close of the Company's initial public offering in October 2007, the warrant was exercised for 120,000 shares of redeemable convertible preferred stock, which automatically converted into 156,000 shares of common stock.

6. Stock-Based Awards

Prior to the adoption of a new plan in 2007, the Company granted options to employees, officers, directors, consultants and advisors of the Company under the 1999 Stock Option/Stock Issuance Plan (the "1999 Plan"). In conjunction with the adoption of the 2007 Stock Incentive Plan, the board of directors voted that no further stock options or other equity-based awards shall be granted under the 1999 Plan.

In 2007, the Company's board of directors adopted and the stockholders approved the 2007 Stock Incentive Plan (the "2007 Plan"). The 2007 Plan permits the Company to make grants of incentive stock options, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards with a maximum term of ten years. These awards may be granted to the Company's employees, officers, directors, consultants, and advisors. The Company reserved 1,500,000 shares of its common stock for issuance under the 2007 Plan as well as an additional 700,000 shares of common stock previously reserved for issuance under the 1999 Plan. The 2007 Plan also contains an evergreen provision that allows for an annual increase in the number of shares available for issuance on the first day of each year beginning in 2008 and ending on the second day of 2017. The increase is based on a formula and cannot exceed 700,000 shares of common stock per year. As of December 31, 2009, 783,106 shares of common stock were available for issuance under the 2007 Plan.

The Company applies the fair value recognition provisions for all stock-based payments granted or modified on or subsequent to January 1, 2006 in accordance with authoritative guidance. Under this guidance the Company records compensation costs over the requisite service period of the award based on the grant-date fair value. The straight-line method is applied to all grants with service conditions, while the graded vesting method is applied to all grants with both service and performance conditions.

Stock Options

During the years ended December 31, 2009, 2008 and 2007, the Company granted 1,369,350, 1,109,900 and 860,296 stock options, respectively, to certain employees and directors. The vesting of most of these awards is time-based and the restrictions typically lapse 25% after one year and quarterly thereafter for the next 36 months in the case of employees and 33% after one year and quarterly thereafter for the next 24 months in the case of directors. A certain number of awards granted in 2009 have both performance-based and time-

(in thousands, except share and per share amounts)

based vesting criteria. The vesting of these options is determined by the achievement of a two-tiered revenue growth target. If either target is achieved, a corresponding number of options vest at year-end, with the remaining vesting quarterly over 36 months. If neither of the performance objectives is achieved, the options will be cancelled.

Through December 31, 2009, stock options were granted with exercise prices equal to the fair value of the Company's common stock on the date of grant. Commencing in the fourth quarter of 2007, the Company based fair value of common stock on the quoted market price. Because there was no public market for the Company's common stock prior to the initial public offering (Note 5), the Company's board of directors determined the fair value of common stock for those earlier periods by taking into account the Company's most recently available valuation of common stock.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. Because the Company has a limited history of operating as a public company, the expected term assumption was based on the "simplified method" for estimating expected term for awards that qualify as "plain-vanilla" options under authoritative guidance. Expected volatility was based on historical volatility of the publicly traded stock of a peer group of companies, inclusive of the Company commencing October 2007. The risk-free interest rate was determined by reference to U.S. Treasury yields at or near the time of grant for time periods similar to the expected term of the award. The relevant data used to determine the value of the stock option grants is as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Weighted average risk-free interest rate	2.64%	2.24%	4.23%
Expected term (in years)	6.1	6.1	6.1
Weighted average expected volatility	53.8%	54.37%	62.1%
Expected dividends	0%	0%	0%

(in thousands, except share and per share amounts)

A summary of stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance at December 31, 2006	1,702,007	1.57		
Granted	860,296	13.36		
Exercised	(199,824)	0.35		
Forfeited	(161,857)	1.15		
Balance at December 31, 2007	2,200,622	6.32		
Granted	1,109,900	15.44		
Exercised	(201,300)	1.17		
Forfeited	(88,051)	10.00		
Balance at December 31, 2008	3,021,171	$ 9.91		
Granted	1,369,350	16.87		
Exercised	(187,283)	17.96		
Forfeited	(55,926)	13.74		
Balance at December 31, 2009	4,147,312	$12.49	8.14	$20,420
Vested and expected to vest at December 31, 2009	3,982,376	$12.39	8.06	$20,017
Exercisable at December 31, 2009	1,635,886	$ 7.66	6.76	$15,546

The aggregate intrinsic value was calculated based on the positive differences between the market value of the Company's common stock on December 31, 2009 of $16.00 per share and the exercise prices of the options.

The weighted average grant-date fair value of grants of stock options was $9.02, $8.22 and $8.06 per share for the years ended December 31, 2009, 2008 and 2007, respectively.

The total intrinsic value of stock options exercised was $2,877, $3,250 and $978 for the years ended December 31, 2009, 2008 and 2007, respectively.

Compensation expense of $5,084, $2,856 and $645 was recognized for stock-based compensation for the years ended December 31, 2009, 2008 and 2007, respectively. The unrecognized compensation expense associated with outstanding stock options at December 31, 2009 was $16,897, which is expected to be recognized over a weighted-average period of 2.97 years

The Company recognized stock-based compensation expense on all awards in the following categories:

	Years Ended December 31,		
	2009	2008	2007
Cost of revenue	$ 706	$ 354	$ 81
Research and development	1,150	737	170
Sales and marketing	1,134	648	133
General and administrative	2,094	1,117	261
	$5,084	$2,856	$645

(in thousands, except share and per share amounts)

Additionally, the Company capitalized $78 of stock-based compensation related to the development of internal use software for the year ended December 31, 2009. No stock-based compensation expense was capitalized during the years ended December 31, 2008 or 2007.

Stock Purchase Plan

The Company's 2007 Employee Stock Purchase Plan, as amended (the "Purchase Plan"), became effective upon the completion of the Company's initial public offering. Six-month offering periods begin on January 1 and July 1 of each year during which employees may elect to purchase shares of the Company's common stock according to the terms of the offering. The per share purchase price for offerings is equal to 85% of the closing market price of the Company's common stock at the end of the offering period. Stock based compensation was determined based on the discount of 15% from the per share market price on the last day of the purchase period. During 2008, 38,033 shares of common stock were purchased for total proceeds to the Company of $497. During 2009, 45,578 shares of common stock were purchased for total proceeds to the Company of $674. As of December 31, 2009, 266,389 shares of common stock were available for issuance to participating employees under the Purchase Plan.

Restricted Stock

During the year ended December 31, 2005, the Company sold 192,010 shares of restricted stock to a certain employee. The vesting of this award was time-based with restrictions lapsing evenly over four years. The Company did not record compensation expense as the shares were sold at fair value. At December 31, 2008, 48,008 shares remained unvested all of which vested during 2009. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $849, $798 and $494, respectively.

7. Income Taxes

As a result of losses incurred, the Company did not provide for any income taxes in the years ended December 31, 2009, 2008 and 2007. A reconciliation of the Company's effective tax rate to the statutory federal income tax rate is as follows:

	Years Ended December 31,		
	2009	2008	2007
Statutory rate	34%	34%	34%
Increase in valuation allowance	(41)	(27)	(44)
State taxes, net of federal benefit	(11)	19	6
Impact of permanent differences	(6)	(2)	—
Stock options	(64)	(20)	
Expiration of state net operating losses	—	(3)	(5)
Tax credits	94	17	8
Impact of change in effective state tax rates	—	(18)	—
Other	(6)	—	1
	0%	0%	0%

(in thousands, except share and per share amounts)

The Company had net deferred tax assets related to temporary differences and operating loss carryforwards as follows:

	December 31,	
	2009	2008
Deferred tax assets		
Current:		
Accrued expenses	$ 640	$ 304
Total current	640	304
Noncurrent:		
Net operating loss carryforwards	11,146	12,583
Depreciation and capitalized research and development	776	724
Research and development credit carryforwards	4,143	2,392
Stock options	1,827	895
Other	26	10
Total noncurrent	17,918	16,604
Total gross deferred tax assets	18,558	16,908
Deferred tax asset valuation allowance	(17,062)	(16,559)
Deferred tax assets	1,496	349
Deferred tax liabilities-non-current		
Depreciation and capitalized research and development	(1,496)	(349)
Total deferred tax liabilities — non-current	(1,496)	(349)
Net deferred tax assets	$ —	$ —

The Company has provided a valuation allowance for the full amount of its net deferred tax assets because at December 31, 2009 and 2008 it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The change in valuation allowance for the year ended December 31, 2009 of $503 was attributable primarily to the increase in research and development credit carryforwards and stock options partially offset by a decrease in net operating loss carryforwards due to the usage of state net operating losses and an increase in the Company's deferred tax liability for capitalized research and development. The change in valuation allowance for the year ended December 31, 2008 of $523 was attributable primarily to the increase in research and development credit carryforwards partially offset by the decrease in net operating loss carryforwards due to the expiration of state net operating loss carryforwards.

At December 31, 2009, the Company had federal and state net operating loss carryforwards of approximately $39,249 and $9,348, respectively, which expire at varying dates through 2029 for federal income tax purposes and at varying dates through 2014 for state income tax purposes. At December 31, 2009, $7,285 of federal and state net operating loss carryforwards relate to deductions for stock option compensation for which the associated tax benefit will be credited to additional paid-in capital when realized. This amount is tracked separately and not included in the Company's deferred tax assets.

At December 31, 2009, the Company had federal and state research and development credit carryforwards of $2,405 and $2,633, respectively, which will expire at varying dates through 2029 for federal income tax purposes and at varying dates through 2024 for state income tax purposes.

(in thousands, except share and per share amounts)

The Company had an unrecognized tax benefit of $303 as of January 1, 2007. As of December 31, 2007 the Company reduced its deferred tax assets by this amount and therefore had no unrecognized tax benefit as of December 31, 2007. There were no increases or decreases to the amount of unrecognized tax benefits during the years ended December 31, 2009 or 2008. Additionally, the Company does not expect any increase or decrease to its unrecognized tax benefits during the next twelve months.

The Company's policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. As of December 31, 2009 and 2008, the Company had no accrued interest or tax penalties recorded. The Company's income tax return reporting periods since December 31, 2005 are open to income tax audit examination by the federal and state tax authorities. In addition, because the Company has net operating loss carryforwards, the Internal Revenue Service is permitted to audit earlier years and propose adjustments up to the amount of net operating loss generated in those years.

The Company has performed an analysis of its changes in ownership under Internal Revenue Code Section 382 and has determined that any ownership changes which have occurred do not result in a permanent limitation on usage of the Company's federal and state net operating losses.

8. Accrued Expenses

	December 31,	
	2009	2008
Payroll and payroll related	$1,984	$2,211
Licensed software and maintenance	1,106	981
Marketing programs	2,014	569
Other accrued expenses	2,107	1,700
	$7,211	$5,461

9. 401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. The Company elected to make matching contributions for the plan year ending December 31, 2009 at a rate of 100% of each employee's contribution up to a maximum matching contribution of 3% of the employee's compensation and at a rate of 50% of each employee's contribution in excess of 3% up to a maximum of 5% of the employee's compensation.

The Company made matching contributions of an aggregate of $1,287 and $639 for the years ended December 31, 2009 and 2008, respectively. There were no contributions made to the plan by the Company during the year ended December 31, 2007.

10. Commitments and Contingencies

Operating Leases

The Company leased its headquarters under a noncancelable operating lease effectively signed in 2005 and amended at various points to modify the terms of the lease and to increase the amount of space through the term of the lease (the "original lease"). The original lease included certain lease incentives, payment escalations and rent holidays, the net effect of which was accrued and was being recognized as a reduction to rent expense such that rent expense would be recognized on a straight-line basis over the term of occupancy.

(in thousands, except share and per share amounts)

In May 2009, the Company entered into a new lease (the "new lease") that superseded the original lease. The new lease, effective through September 30, 2015 with one five-year extension option, includes the space under the original lease as well as additional space that will be made available to the Company at various points during the term of the new lease. The new lease also includes payment escalations and rent holidays, the net effect of which has been accrued and, together with the remaining balance of the accrued lease incentives from the original lease, is being recognized as a reduction to rent expense such that rent expense per square foot is recognized on a straight-line basis over the term of occupancy. Under the new lease, the landlord is responsible for making certain improvements to the leased space at an agreed upon cost to the landlord. If the landlord and the Company mutually agree to make improvements that cost in excess of the agreed upon landlord cost, the landlord will bill that excess cost to the Company as additional rent. This additional rent, if and when incurred, will be included in the net calculation of lease incentives, so that rent expense per square foot will be recognized on a straight-line basis over the remaining term of occupancy.

In May 2008, the Company entered into two lease agreements in connection with a second sales and support office. The first agreement provided for temporary space through April 2009. The second agreement provides for the lease of long-term space through April 2019 with three three-year extension options. The agreement for long-term space contains certain lease incentives and payment escalations, the net effect of which has been accrued such that rent expense is being recognized on a straight-line basis over the term of occupancy.

The Company also leases a small amount of general office space in Florida under a lease agreement that expires in July 2012.

The aggregate accrued rent balance was $3,248 at December 31, 2009 of which $86 was included in accrued expenses and $3,162 was included in long-term accrued rent. The accrued rent balance was $2,210 at December 31, 2008, of which $357 was included in accrued expense and $1,853 was included in long-term accrued rent

Total rent expense under operating leases was $3,791, $2,295 and $1,167 for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, future minimum lease payments under noncancelable operating leases are as follows:

2010	$ 4,201
2011	4,831
2012	5,209
2013	5,352
2014 and thereafter	12,999
Total	$32,592

(in thousands, except share and per share amounts)

Hosting Services

The Company has agreements with two vendors to provide specialized space and related services from which the Company hosts its software applications. The agreements include payment commitments that expire at various dates through 2013. As of December 31, 2009, future minimum payments under the agreements are as follows:

2010	3,255
2011	1,900
2012	1,661
2013	774
Total	$7,590

Vendor Commitments

As of December 31, 2009, the Company had issued both cancellable and non-cancellable purchase orders to various vendors and entered into contractual commitments with various vendors totaling $15,657 related primarily to marketing programs and other non-marketing goods and services to be delivered during 2010.

Letters of Credit and Restricted Cash

As of December 31, 2009 and 2008, the Company maintained a letter of credit totaling $750 and $308, respectively, for the benefit of the landlord of the Company's corporate headquarters' lease. The landlord can draw against the letter of credit in the event of default by the Company. The Company was required to maintain a cash balance of at least $750 and $308 as of December 31, 2009 and 2008, respectively, to secure the letter of credit. This amount was classified as restricted cash in the balance sheet at December 31, 2009 and 2008.

Indemnification Obligations

The Company enters into standard indemnification agreements with the Company's channel partners and certain other third parties in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party in connection with certain intellectual property infringement and other claims by any third party with respect to the Company's business and technology. Based on historical information and information known as of December 31, 2009, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

11. Related Party Transactions

One of the Company's directors is a general partner of a venture capital firm that owned, through affiliated investment entities, approximately 7% of the outstanding common stock of one of the Company's vendors as of December 31, 2007. During a portion of 2007, another of the general partners of that venture capital firm was a director of that same vendor. In the year ended December 31, 2007, the Company's aggregate payments to this vendor were $508.

(in thousands, except share and per share amounts)

12. Quarterly Information (Unaudited)

	Three Months Ended							
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008
Statements of Operations Data:								
Revenue	$36,455	$33,533	$30,955	$28,118	$25,471	$22,859	$20,771	$18,167
Gross profit	25,716	23,606	22,058	19,989	18,206	16,305	15,122	13,384
(Loss)/income from operations	(1,858)	1,342	(121)	(1,133)	(1,716)	(1,013)	(1,098)	(638)
Net (loss)/income	(1,762)	1,470	39	(1,007)	(1,606)	(399)	(389)	338
Basic and diluted net (loss)/income per share	$ (0.06)	$ 0.05	$ 0.00	$ (0.04)	$ (0.06)	$ (0.01)	$ (0.01)	$ 0.01

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the "Exchange Act", means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed our internal control over financial reporting as of December 31, 2009, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2009 based on the specified criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which is included under Item 8 in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information required by this item is incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of December 31, 2009.

We have adopted a code of ethics, called the Code of Business Conduct and Ethics, that applies to our officers, including our principal executive, financial and accounting officers, and our directors and employees. We have posted the Code of Business Conduct and Ethics on our website at *www.constantcontact.com* under the "Investor Relations — Corporate Governance" section of the website. We intend to make all required disclosures concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics on our website.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this item is incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of December 31, 2009.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this item and by Part II, Item 5 is incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of December 31, 2009.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information required by this item is incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of December 31, 2009.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information required by this item is incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of December 31, 2009.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) *Financial Statements*

For a list of the consolidated financial statements included herein, see Index to the Consolidated Financial Statements on page 44 of this Annual Report on Form 10-K.

(b) *Exhibits*

See Exhibit Index on page 70 of this Annual Report on Form 10-K incorporated into this item by reference.

(c) *Financial Statement Schedules*

No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTANT CONTACT, INC.

By: /s/ Gail F. Goodman

Gail F. Goodman
President and Chief Executive Officer

Date: March 10, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gail F. Goodman Gail F. Goodman	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 10, 2010
/s/ Thomas Anderson Thomas Anderson	Director	March 4, 2010
/s/ Robert P. Badavas Robert P. Badavas	Director	March 10, 2010
/s/ John Campbell John Campbell	Director	March 4, 2010
/s/ Michael T. Fitzgerald Michael T. Fitzgerald	Director	March 10, 2010
/s/ William S. Kaiser William S. Kaiser	Director	March 4, 2010
/s/ Daniel T. H. Nye Daniel T. H. Nye	Director	March 10, 2010
/s/ Steven R. Wasserman Steven R. Wasserman	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2010

EXHIBIT INDEX

Exhibit Number	Description
3.1(1)	Restated Certificate of Incorporation of the Company.
3.2(1)	Second Amended and Restated Bylaws of the Company.
4.1(1)	Specimen Certificate evidencing shares of common stock.
10.1(1)#	1999 Stock Option/Stock Issuance Plan, as amended.
10.2(1)#	Form of Non-Qualified Stock Option Agreement with Executive Officers under the 1999 Stock Option/Stock Issuance Plan.
10.3(1)#	Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option/Stock Issuance Plan.
10.4(1) #	Restricted Stock Agreement, dated December 12, 2005, between the Company and Steven R. Wasserman.
10.5(1)#	2007 Stock Incentive Plan.
10.6(1)#	Forms of Incentive Stock Option Agreement, under the 2007 Stock Incentive Plan.
10.7(1)#	Forms of Non-Qualified Stock Option Agreement, under the 2007 Stock Incentive Plan.
10.8(1)#	2007 Employee Stock Purchase Plan.
10.9(1)#	Letter Agreement, dated April 14, 1999, between the Company and Gail F. Goodman.
10.10(1)#	Letter Agreement, dated December 1, 2005, between the Company and Steven R. Wasserman.
10.11(1)#	Form of Director and Officer Indemnification Agreement.
10.12(1)	Amended and Restated Investors' Rights Agreement, dated as of August 9, 2001, among the Company and the investors listed therein.
10.13(1)	Amended and Restated Preferred Investors' Rights Agreement, dated as of May 12, 2006, among the Company and the parties listed therein.
10.14(1)	Lease Agreement, dated as of July 9, 2002, as amended, between the Company and Boston Properties Limited Partnership.
10.15(2)	Fourth Amendment to Lease, dated as of November 26, 2007, between the Company and Boston Properties Limited Partnership.
10.16(1)	Form of Indemnification Agreement between the Company and certain entities that sold stock in the Company's initial public offering.
10.17(3)	Master Services Agreement dated July 19, 2007 by and between the Company and Sentinel Properties-Bedford, LLC, as amended.
10.18(4)	Fifth Amendment to Lease, dated as of April 14, 2008, between the Company and Boston Properties Limited Partnership.
10.19(5)	Lease, dated as of May 30, 2008, between the Company and Centerra Office Tech I, LLC.
10.20(5)	Lease, dated as of May 30, 2008, between the Company and McWhinney 409CC, LLC.
10.21(6)#	Amendment No. 1 to 2007 Employee Stock Purchase Plan.
10.22(7)	First Amendment to Lease, dated as of October 8, 2008, between the Company and McWhinney 409CC, LLC.
10.23(8)#	Letter Agreement dated December 9, 2008 between the Company and Gail F. Goodman.
10.24(8)#	Letter Agreement dated December 9, 2008 between the Company and Steven R. Wasserman.
10.25(1)	Loan and Security Agreement, dated February 27, 2003, as amended, between the Company and Silicon Valley Bank.
10.26(9)#	2009 Executive Cash Incentive Bonus Plan.
10.27(10)#	Letter Agreement, dated March 7, 2007, between the Company and Robert P. Nault.
10.28(8)#	Letter Agreement, dated December 9, 2008, between the Company and Robert P. Nault.
10.29(8)#	Letter Agreement, dated December 9, 2008, between the Company and Ellen Brezniak.
10.30(9)#	Letter Agreement, dated December 9, 2008, between the Company and Nancie Freitas, amending a Letter Agreement, dated November 17, 2005 between the Company and Nancie Freitas.
10.31(11)	Lease, dated May 29, 2009, between the Company and Boston Properties Limited Partnership.
10.32(12)#	Transition Agreement, dated December 1, 2009, between the Company and Steven R. Wasserman.
10.33(13)	Amendment No. 2 to 2007 Employee Stock Purchase Plan.

Exhibit Number	Description
10.34*#	2010 Executive Cash Incentive Bonus Plan
10.35*#	Form of Performance Stock Option Agreement, under the 2007 Stock Incentive Plan.
10.36*#	Letter Agreement, dated September 3, 2008, between the Company and John J. Walsh, Jr., as amended.
21.1*	Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

\# Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (Registration Number 333-144381) filed with the Securities and Exchange Commission.

(2) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2007.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 14, 2008.

(4) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008.

(5) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2008.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 13, 2008.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 7, 2008.

(8) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2008.

(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 12, 2009.

(10) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (Registration Number 333-149918) filed with the Securities and Exchange Commission.

(11) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2009.

(12) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2009.

(13) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2009.

[Exhibits 10.34, 10.35, 10.36, 21.1 and 23.1 have been intentionally omitted from this Annual Report.]

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
(Securities Exchange Act of 1934 Rules 13a-14(a)/15d-14(a)/Section 302 of Sarbanes-Oxley Act of 2002)

I, Gail F. Goodman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Constant Contact, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Gail F. Goodman

Gail F. Goodman
President and Chief Executive Officer

Date: March 10, 2010

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
(Securities Exchange Act of 1934 Rules 13a-14(a)/15d-14(a)/Section 302 of Sarbanes-Oxley Act of 2002)

I, Steven R. Wasserman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Constant Contact, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Steven R. Wasserman

Steven R. Wasserman
Vice President and Chief Financial Officer

Date: March 10, 2010

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Constant Contact, Inc. for the fiscal year ended December 31, 2009 (the "Annual Report"), as filed with the Securities and Exchange Commission, I, Gail F. Goodman, President and Chief Executive Officer, certify, to the best of my knowledge and belief, pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of Constant Contact, Inc.

/s/ Gail F. Goodman

Gail F. Goodman
President and Chief Executive Officer

Date: March 10, 2010

This certification accompanies this Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by Constant Contact, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. This certification shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934, except to the extent that Constant Contact, Inc. specifically incorporates it by reference.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Constant Contact, Inc. for the fiscal year ended December 31, 2009 (the "Annual Report"), as filed with the Securities and Exchange Commission, I, Steven R. Wasserman, Vice President and Chief Financial Officer, certify, to the best of my knowledge and belief, pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of Constant Contact, Inc.

/s/ Steven R. Wasserman

Steven R. Wasserman
Vice President and Chief Financial Officer

Date: March 10, 2010

This certification accompanies this Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by Constant Contact, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. This certification shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934, except to the extent that Constant Contact, Inc. specifically incorporates it by reference.

COMPARATIVE STOCK PERFORMANCE

The following stock performance graph compares the cumulative total return to stockholders for our common stock for the period from October 3, 2007, the effective date of our initial public offering, through December 31, 2009 against the cumulative total return of the Nasdaq Composite Index and a peer group consisting of athenahealth, Inc., Blackboard Inc., Constant Contact, Inc., DealerTrack Holdings, Inc., DemandTec, Inc., Kenexa Corporation, LivePerson, Inc., Phase Forward Incorporated, RightNow Technologies, Inc., Salary.com, Inc., SoundBite Communications, Inc., SuccessFactors, Inc., Synchronoss Technologies, Inc., Taleo Corporation, The Ultimate Software Group, Inc. and Vocus, Inc., which we refer to as the Peer Group Index. The Peer Group Index is comprised of software-as-a-service companies with market capitalizations of less than $1.5 billion at December 31, 2009, with the exception of athenahealth, Inc., the market capitalization of which slightly exceeded $1.5 billion. HireRight, Inc. is no longer included in the Peer Group Index because it was acquired by another company in August 2008 and, as a result, its stock ceased to be publicly traded at that time.

The comparison assumes $100.00 was invested in our common stock, the Nasdaq Composite Index and the Peer Group Index on October 3, 2007 and assumes reinvestment of dividends, if any. We have never paid or declared any cash dividends on our common stock and have no present plans to do so. The graph assumes the initial value of our common stock on October 3, 2007 was the closing sales price on that day of $27.64 per share and not the initial offering price to the public of $16.00 per share. The stock performance shown on the graph below is not necessarily indicative of future price performance.


Comparision Of Cumulative Total Return For Periods Presented
Among Constant Contact, Inc., The NASDAQ Composite Index And The Peer Group Index
$120
$100
$80
$60
$40
$20
$0
10/07
12/07
12/08
12/09
Constant Contact, Inc.
NASDAQ Composite Index
Peer Group Index

	10/3/2007	12/31/2007	12/31/2008	12/31/2009
Constant Contact, Inc.	$ 100.00	$ 77.79	$ 47.94	$ 57.89
Nasdaq Composite Index	$ 100.00	$ 98.18	$ 58.03	$ 83.82
Peer Group Index	$ 100.00	$ 89.35	$ 45.32	$ 73.66

Corporate Information

Board of Directors

Gail F. Goodman
Chairman, President and
Chief Executive Officer

Thomas Anderson
Chief Executive Officer,
Integrity Interactive

Robert P. Badavas
Former President and
Chief Executive Officer,
TAC Worldwide

John Campbell
Co-Founder,
Marcam Solutions, Inc.

Michael T. Fitzgerald
Managing General Partner
and Founder,
Commonwealth Capital Ventures

William S. Kaiser
Partner,
Greylock Partners

Daniel T. H. Nye
Chief Executive Officer,
Rocket Lawyer, Incorporated

Management Team

Gail F. Goodman
Chairman, President and
Chief Executive Officer

Ellen M. Brezniak
Senior Vice President,
Product Strategy

Nancie G. Freitas
Vice President and
Chief Marketing Officer

Eric S. Groves
Senior Vice President,
Global Market Development

Thomas C. Howd
Senior Vice President,
Customer Operations

Robert P. Nault
Vice President,
General Counsel and Interim
Chief Financial Officer

Robert D. Nicoson
Vice President and
Chief Human Resources Officer

Daniel A. Richards
Vice President,
Constant Contact Labs

John J. Walsh, Jr.
Senior Vice President,
Engineering and Operations


ROSS REELS
USA

"The internet has opened a whole new avenue for recruiting clients, nationally and internationally. And that's where Constant Contact has come in and done a wonderful job for us."

- **Kris Kumlien,**
Montana Troutfitters, Boseman, MT

Stockholder Information

Stock Listing:
NASDAQ Global Market
Symbol: CTCT

Transfer Agent and Registrar:
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449
Email: investors@amstock.com
http://www.amstock.com

Outside Legal Counsel:
Wilmer Cutler Pickering
Hale and Dorr, LLP
Boston, MA
http://www.wilmerhale.com

Independent Public Accountants:
PricewaterhouseCoopers, LLP
Boston, MA
http://www.pwc.com

Stockholders may also direct inquiries to:
Jeremiah Sisitsky
Director of Investor Relations
Constant Contact, Inc.
1601 Trapelo Road
Waltham, MA 02451
Telephone: (781) 472-8100
Email: ir@constantcontact.com
http://investor.constantcontact.com

Annual Meeting of Stockholders:
June 1, 2010
10:00 am
Constant Contact, Inc.
1601 Trapelo Road
Waltham, MA 02451

Corporate Headquarters:
1601 Trapelo Road
Waltham, MA 02451
Telephone: 781-472-8100
http://www.constantcontact.com


Constant Contact®
Connect. Inform. Grow.